SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2016

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

KT Gwanghwamun Building East

33, Jongno 3-gil, Jongno-gu

03155 Seoul, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 29, 2016
KT Corporation

By:	/s/ Youngwoo Kim
Name:	Youngwoo Kim
Title:	Vice President

By:	/s/ Jungsup Jung
Name:	Jungsup Jung
Title:	Director

ANNUAL FINANCIAL REPORT

OF

KT CORPORATION

(From January 1, 2015 to December 31, 2015)

(Translation of the Annual Report filed in Korean with the Financial Supervisory Service of Korea)

I. Corporate Generals

1. Corporate Purpose of KT Corporation

Business Objectives

1.	Information and communications business;

2.	New media business and internet multimedia broadcasting business

3.	Development and sale of software and contents;

4.	Sale and distribution of information communication equipment;

5.	Testing and inspection of information communication equipment, device or facilities;

6.	Advertisement business;

7.	Retail business via telephone, mail order or online;

8.	IT facility construction business and electrical construction business;

9.	Real estate and housing business;

9(1).	Business facilities management and business support service industry

10.	Electronic banking and finance business;

11.	Education and learning service business;

12.	Security service business (Machinery system surveillance service, Facilities security service, etc);

13.	Research and technical development, education, training and promotion, overseas businesses, and export and import, manufacture and distribution related to activities mentioned in Subparagraphs 1 through 12; and

14.	Frequency-based telecommunications services and other telecommunications services

15.	Value-added telecommunications business

16.	Manufacture, provision (screening) and distribution of contents such as musical records, music videos, movies, videos and games

17.	Issuance and management of pre-paid electronic payment instruments, and businesses related to electronic finance such as payment gateway services

18.	Sales and leasing of equipment and facilities related to the activities mentioned in Subparagraphs 14 through 17

19.	Any overseas business or export and import business related to activities mentioned in Subparagraphs 14 through 18

20.	Tourism

21.	(Deleted)

22.	New and renewable energy and energy generation business

23.	Health Informatics business

24.	Manufacture of communication equipment, device or facilities for military purpose

25.	Energy diagnostics business, professional business relating to energy conservation, and any and all other business in the field of energy use rationalization

26.	Information securities, any and all other business in the field of identification service

27.	Any and all other activities or businesses incidental to or necessary for attainment of the foregoing.

2. History

A. Changes since Incorporation

(1) Date of Incorporation: December 10, 1981

(2) Location of Headquarters:

90 Bulljeong-ro

Bundang-gu, Seongnam-city

Gyeonggi-do 13606

Korea

(3) Major Changes in KT Corporation

•	On March 27, 2009, KT Corporation (“KT”) signed a merger agreement with its mobile subsidiary KTF, in which KT held a 54.25% interest, and on June 1, 2009, the merger was completed.

•	At the annual shareholders’ meeting held on March 11, 2011, KT’s shareholders approved the addition of the health bioinformatics business to KT’s business objectives, which is a new emerging industry that integrates IT with genetic data information sequencing, computation, accumulation, and application. The shareholders also approved the addition of military communication equipment, devices and facility manufacturing to its business objectives.

•	Mr. Suk Chae Lee was reelected as the Chief Executive Officer (“CEO”) and President of KT at the annual shareholders’ meeting held on March 16, 2012.

•	At the annual shareholders’ meeting held on March 15, 2013, KT’s shareholders approved the addition of energy inspection, energy conservation, and the energy use rationalization business to KT’s business objectives.

•	Mr. Chang-Gyu Hwang was elected as the CEO and President of KT at the extraordinary general shareholders’ meeting held on January 27, 2014.

•	At the annual shareholders’ meeting held on March 25, 2016, KT’s shareholders approved the addition of Information securities, any and all other business in the field of identification service

3. Total Number of Shares and Related Matters

A. Total Number of Shares

(As of December 31, 2015)	(Unit: Shares)
Category	Type of Shares
	Common Shares	Total
I. Total Number of Authorized Shares	1,000,000,000	1,000,000,000
II. Total Number of Issued Shares	312,899,767	312,899,767
III. Total Number of Shares Reduced	51,787,959	51,787,959
1. Reduction of Capital	—	—
2. Share Retirement	51,787,959	51,787,959
3. Redemption of Redeemable Shares	—	—
4. Other	—	—
IV. Current Number of Issued Shares (II – III)	261,111,808	261,111,808
V. Number of Treasury Shares	16,262,008	16,262,008
VI. Current Number of Issued and Outstanding Shares	244,849,800	244,849,800

B. Status of Capital Increase/Decrease

(As of December 31, 2015)		(Unit: Won, Shares)
Date of Shares Issued (Retired)	Type of Shares Issued (Retired)	Details of Issued (Retired) Shares
		Type	Number of Issued (Retired) Shares	Par Value per Share	Par Value of Issued per Share	Note
December 31, 2015	—	—	—	—	—	—

C. Acquisition and Disposal of Treasury Shares

(As of December 31, 2015)		(Unit: Shares)
Method of Acquisition		Type	Beginning of Term	Acquisition (+)	Disposition (-)	Retirement (-)	End of Term
Direct Acquisition	Pursuant to Article 165-2 of Securities and Exchange Act	Common Shares	16,249,100	15,916	3,008	—	16,262,008
		Preferred Shares	—	—	—	—	—
	Reasons other than Article 165-2 of Securities and Exchange Act	Common Shares	—	—	—	—	—
		Preferred Shares	—	—	—	—	—
Subtotal		Common Shares	16,249,100	15,916	3,008	—	16,262,008
		Preferred Shares	—	—	—	—	—
Indirect Acquisition (e.g. Trust Contract)		Common Shares	—	—	—	—	—
		Preferred Shares	—	—	—	—	—
Total		Common Shares	16,249,100	15,916	3,008	—	16,262,008
		Preferred Share	—	—	—	—	—

➢	The above “Beginning of Term” means as of January 1, 2015 and “End of Term” means as of December 31, 2015, which is the most recent date of shareholder registry.

➢	Details of acquisition of treasury shares from January 1, 2015 to December 31, 2015 are as follows.

(1) Acquisition of Treasury Shares

•	May 12, 2015 : Acquisition of treasury shares(15,916 shares) due to the cancellation of long-term incentives provided in 2011.

(2) Disposition of Treasury Shares

•	May 21, 2015: Disposition of treasury shares(3,008 shares) for FY2014 stock compensation

D. Share Ownership Status of the Employee Stock Ownership Association

(1) Transactions with the Employee Stock Ownership Association

•	Not Applicable.

(2) Guidelines for Exercising the Voting Rights of the Employee Stock Ownership Association

•	Association Account: The Employee Stock Ownership Association exercises its voting rights in a manner that is in proportion to the number of association members who wish to exercise their voting rights.

•	Association Member Account: Employee Stock Ownership Association may exercise its voting rights only if (i) the association receives a request by an association member to exercise his voting rights with a minimum notice period of seven days or (ii) the association member chooses to delegate his voting rights to the association.

(3) Shares Held by the Employee Stock Ownership Association

(As of December 31, 2015)	(Unit: Shares)
Type of Account	Type of Shares	Balance at Beginning of Term	Term-End Balance
Association Account	Common Shares	33,878	33,878
Association Member Account	Common Shares	1,629,514	1,450,733

Total		1,663,392	1,484,611

4. Voting Rights

(As of December 31, 2015)
Category		Number of Shares	Note
Total Issued Shares (A)	Common Shares	261,111,808	—
	Preferred Shares	—
Shares without Voting Rights (B)	Common Shares	16,262,008	Treasury Shares
	Preferred Shares	—
Shares with Restricted Voting Rights under the Stock Exchange Act and Other Laws (C)	—	—	—
Shares with Reestablished Voting Rights (D)	—	—	—
Shares with Exercisable Voting Rights (E = A – B – C + D)	Common Shares	244,849,800	—
	Preferred Shares	—

5. Dividends and Related Matters

A. Dividends

KT determines its shareholder return policy by considering business performance and cash flow after completing its investment for long-term growth opportunities and retaining internal cash requirements. KT’s shareholder return policy is subject to change depending on its operating status and business environment.

B. Dividends Paid during the Past Three Fiscal Years

Category		FY2015	FY2014	FY2013
Par Value per Share (Won)		5,000	5,000	5,000
Net Profit of the Current Term (in Millions of Won)		631,288	-966,176	-60,251
Net Profit per Share (Won)		2,258	-4,316	-666
Year-end Cash Dividend (in Millions of Won)		122,425	—	195,112
Year-end Share Dividend (in Millions of Won)		—	—	—
Cash Dividend Payout (%)		22.1	—	—
Rate of Return on Cash Dividend (%)	Common Shares	1.73	—	2.5
	Preferred Shares	—	—	—
Cash Dividend per Share (Won)	Common Shares	500	—	800
	Preferred Shares	—	—	—

➢	Net Profit and Net profit per share above are consolidated result and Cash Dividend Payout is calculated on the basis of consolidated result.

➢	Cash dividend payout is calculated on a basis of Net Profit contribution to KT.

II. Business Details

1. Overview

A. Present Conditions of the Industry

(1)	Characteristics of the Industry

•	Telecommunication (KT, KT Sat, KT Powertel, Olleh Rwanda Networks Ltd.)

The telecommunication business usually involves businesses such as mobile communications, fixed-line telephony, line lease businesses and Internet Protocol Television (“IPTV”). The value chain in the telecommunication business begins from contents, platform, network and terminal. The convergence of fixed-line, wireless, and broadcasting telecommunications has increased and expanded to adjacent sectors. The traditional telecommunications business is increasingly evolving into services such as IPTV and advanced wideband LTE (“LTE-A”). However, competition in the Korean telecommunications industry is intense and each of the service areas (wireless, fixed telephony and high-speed internet) is experiencing stagnant growth.

Licenses are required within the satellite business in order to use orbital space and spectrum from the government and provide services to clients. KT currently owns three satellites and transponders, all of which KT purchased from foreign operators.

PTT(Push To Talk) business operated by KT Powertel is progressing from the Trunked Radio System (“TRS”) service to the radiomessage service based on LTE. PTT service is expected to sustain its growth in the foreseeable future, mainly focusing on specific markets such as logistics and industrial sites. For leading this technology development, we strive to pioneer new PTT service with high quality and various functions.

Olleh Rwanda Networks constructs relevant network facilities in order to provide 4G LTE services in Rwanda.

Rwanda has an area 26,338 km2-a quarter of South Korean regions, with a population of 12million according to 2014 CIA research. The country has low fixed broadband penetration, with government and corporations as main user base. On the other hand, 3G mobile broadband penetration rate reached nearly 30%. As 3G mobile broadband subscribers base expected to expand further, KT and Rwanda government established Olleh Rwanda Network in order to create various ICT convergence value added services, based on 4G LTE networks and user expansions. The government of Rwanda gave ORN monopolistic rights regarding wholesale business. KT and Rwanda government constructs LTE networks through investments, and ORN sells traffic to MNOs and ISPs where those operators sell to end users as packaged items then.

•	Credit Cards Business (BC Card)

In 1982, five domestic banks (Chohung, Commercial, First Korea, Hanil, Seoul Trusts) established the Banks’ Credit Card Association (the predecessor of BC Card) and launched their card operations. Today’s credit card business structure was formed when the Credit Card Industry Act was enacted in 1987. In 2009, the government expanded possible credit card payment accounts that were limited to commercial bank’s accounts into financial investment company cash management accounts (“CMA”), which were allowed to issue CMA-based credit cards. The credit card industry has expanded the scope of its business as a result of the government’s credit card proliferation policy, which was designed to help the government correctly charge taxable income. Recently, the industry is reinforcing its risk management in order to enhance profitability.

•	Satellite Broadcasting Service (KT Skylife)

Since broadcasting services have become increasingly integrated into the telecommunication business, its value in the media industry has been re-prioritized. New broadcasting technologies such as digital conversion and broadband broadcasting have developed due to the convergence of broadcasting and telecommunication and are available to satisfy customer needs.

•	Real estate development, rental and management (KT Estate)

Real estate development usually requires large scale capital investments and takes long period of time for profits to be realized. Although real estate development returns are usually high, it is also affected by many risks. Efficient management of real estate assets is also an important business portfolio for KT Estate.

•	Human Resource Management (HNC network)

In Korea, core businesses as manufactures and services have high portion of the outsourcing rate. Outsourcing is the majority of indirect employment and its ratio has been shown highly from big companies.

•	Network Securities (Initech Corp)

The importance of network securities is increasing more and more nowadays. ICT Development can make us to be convenient. However, the risk of other side is also expanded. The only solution to solve these risks is construction of network securities

•	Financing business (Smartro)

The VAN business involves linking credit card companies’ financing networks with large vendors and POS for credit card transactions. Although there are no regulatory barriers for financing the VAN business, certain network operation know-how is required.

•	Equipment and Related Product Wholesale (KTM&S)

Previously, telecommunication equipment distributions were agency oriented. However, recent telecommunication equipment distributions are moving toward direct channels and on-line channels as smartphones and emerging devices are becoming increasingly popular. As distribution practices are being more focused on direct channels, we are planning to improve differentiation through CRM and service quality enhancement.

•	Contents Distribution (KT Hitel)

The contents distribution business is growing due to increased demands for various N-Screen contents. Video contents are especially suitable for one-source-multi-use due to its ability of being recreated with more value added products. KT Hitel has the greatest number of rights for movie contents for the IP platform. KT Hitel also launched the T-Commerce business, which offers interactive shopping contents for TV viewers. We expect great growth potential from T-Commerce.

•	E-commerce (KT Commerce)

Companies increasingly prefer e-commerce business to business (“B2B”) provided that it allows for more efficient sales and purchasing procedures. A broker-managed e-commerce system commences once an order from the e-catalogue is placed and is followed by certain logistical procedures. B2B e-commerce offers purchasing companies greater efficiency, optimized processes and an integrated database system, while at the same time, offering selling companies with greater access to distributors of stable credit ratings.

•	Music contents (KT Music)

The music industry refers to the overall cycle of value creation for music contents, starting with composition, performance, publishing, copyrights, management, record labels, and public relations activities. With the rapid expansion of smartphones, since late 2009, there have been an increasing number of subscribers consuming music contents via their smartphone devices.

•	Submarine Cable Construction (KT Submarine)

KT Submarine provides cable construction and management services for telecommunication carriers. In addition to submarine cables for telecommunication carriers, KT Submarine also provides submarine construction for electricity providers. With increasing demands for electricity from China and Southeast Asian countries, the submarine power system is considered to be an ideal source of power to meet such demands.

•	Security and Guards (KT Telecop)

The security service business has been growing due to reasons such as an increase in gross domestic product (“GDP”), women’s social advancement, and the aging population. The security business has a high entry barrier and is not very susceptible to the economic cycle. Security services are provided for individual clients as well as corporate and governmental organizations for the security of personnel, equipment or other assets.

•	Advertising (Nasmedia)

There are two main types of agencies for small-to medium sized advertising agencies, which are media representatives and agencies focused on creative directing. The online advertising market is growing most rapidly in the advertising market and has the most access to opportunities.

•	Software development and distribution (KT DS)

Korea’s IT servicing business has reached its peak. While new trends such as cloud services, big data, and open sources are receiving more attention from the market, the growth potential for these new services seems to be limited, as most of Korea’s corporations are trying to limit their budget for IT investments. As such, KT DS is looking to advance into the global market while tapping into IT-based convergence services.

•	Directory Assistance Business (KT CS, KTIS)

KT CS business area comprises of contact center, 114 businesses, and merchandising business. KTCS contact center offers call centers to various firms, responsible for client firm’s customer satisfaction and their brand images. KTCS also provides 114 phone number information services. Merchandising business regards with sales of KT’s wireline and wireless products.

KTIS also offers contact center services, sales of advertisement and telecommunication services. Korea domestic demands for contact center are growing considering client firms’ outsourcing needs for call centers. We expect higher demands in the future, considering corporate employment policies, growing needs for professional customer services, and increasing burdens of pricey IT systems and facilities investment. KTIS sells KT’s wireline and wireless products.

•	MVNO (KT M mobile)

MVNO means Mobile Virtual Network Operator. MVNO operators have no their own cable and do their MVNO business by leasing existing cable from Telco. In Korea, Many corporates including affiliates of big company and small-middle sized companies started MVNO service.

(2)	Growth of the Industry

•	Telecommunication (KT)

	(Unit: thousand persons)
Category	2015	2014	2013
Broadband internet Subscribers	20,025	19,199	18,738
Local Telephone Subscribers	16,341	16,939	17,620
Mobile Phone Subscribers	57,937	56,310	—
TRS Subscribers	310	332	368

•	Satellite Leasing Service (KT Sat)

The market size of the global satellite leasing industry is Won 13 trillion, and has grown at a rate of 4% per year as of 2014 level. Companies such as Intelsat, SES, Eutelsat, and Telesat are the incumbent dominant players in the market and competition among these companies remains intense. The market for the global satellite leasing industry will expand into South East Asia, Middle Asia, Africa, and Latin America.

•	Olleh Rwanda Networks LTD.

Current mobile operators passively respond to the needs for LTE products, as they are afraid of cannibalization with their 3G revenue. On the other hands, new entrants in Internet Service Providers face difficulty in 4G network sales due to lack of distribution channels available.

But under data explosion era, Rwanda voice would be replaced with data networks as many developed country experienced. And 3G networks capacity would not be able to hold increasing demands, increasing appeal for 4G networks, and ORN, a monopoly wholesale operator for LTE.

•	Credit card business (BC Card)

Until 2010, the credit card business grew explosively with the supportive policy of the Korean government. However, as overall levels of credit card users began to saturate and the decline of average credit card payments have escalated, the card business market is facing difficulties in securing sustainable growth.

•	Satellite Broadcasting Service (KT Skylife)

In the future, broadcasting and telecommunication operators will provide not only voice data and data with IPTV and voice-over-internet-protocol (“VoIP”), but will also offer interactive satellite and mobile services that integrate wireless and wireline characteristics.

Paid-TV subscriber trend
	(Unit: person)
Paid TV Market	Subscribers (No. of Lines)
	2015	2014	2013
Subscribers	31,054,745	29,574,822	27,640,859

Source: Paid-TV Providers

•	Real estate development, rental and management (KT Estate)

As Korea’s birth rate continues to decline, less of the population will prefer to own properties. We expect to see an increase in demand for housing rental over purchasing small-sized households.

•	Distribution contents (KT Hitel)

The mobile internet market is growing rapidly with the proliferation of smartphones compared to the stagnant growth in the wired internet industry. The robust growth of the IPTV platform will generate an explosive demand for contents such as movies, dramas, and animation. Meanwhile, T-commerce was launched as a new shopping platform.

•	Security and Guards (KT Telecop)

The domestic security industry is affected by developments in electronics, computers, the internet, and the telecommunications and film industries and more value-added products are being introduced into the market. With an expectation that disposable income will continue to grow, the relevant security industry should continue to yield stable growth in the coming years.

•	Advertising Business (Nasmedia)

’15 Domestic adverting industry is expected to have grown 4.0% YoY to KRW 11.2 trillion. Internet and outdoor adverting is anticipated to have grown marginally and mobile advertising around 18% YoY reaching KRW 1 trillion and IPTV advertising around 16% YoY.

Traditional advertising is being replaced by New Media. Internet usage time increase and digitalization of media is leading the increase of advertising commissions. Also recent trend of mobile media is changing the pattern of advertising industry.

Recent forecast regarding on-line advertisement is,

Numbers of registered vehicles and rental cars in Korea	(KRW Billion)
	2016(F)	2015(F)	2014
Display Ad.	818	749	721
Search Ad.	1,558	1,464	1,420
Mobile Ad.	1,230	1,074	910
Total	3,606	3,287	3,051

Source: 2015 KOBACO

•	Directory Assistance Business (KT CS, KTIS)

Contact center service is expected to grow in the near future. Because of increasing cost burdens for client firms these days, various sectors increase their needs for outsourcing from professional. Client base not only include finance, telecommunications, but also manufacturing, construction and public utilities. 114 information area face downsizing trend as information technology develops and internet penetration rate increases.

•	MVNO (KT M mobile)

As the number of MVNO subscriber has been grown consistently it becomes around 5.92M FY2015 which would be the 10% of the mobile one. The growth is expected to be bright along with the needs of lower price plan and the reasonable consumer trend.

(3) Characteristics of Market Fluctuations and Seasonality

•	Telecommunication (KT, KT Sat, KT Powertel, Olleh Rwanda Networks LTD)

The demand for communications services does not fluctuate widely with economic conditions due to the fact that such services are regarded as a necessity in modern life. However, if the Korean economy slows and per capita income declines, it could have an adverse impact on KT’s business activities.

(A) KT Powertel

•	KT Powertel is not affected directly by seasonality and fluctuations.

(B) KT Sat

•	Transponder leasing - one of KT Sat’s major services – typically has a five-year (or longer) contract with its clients. As a result, KT Sat is not susceptible to seasonality and market fluctuations. Transmissions of video contents for government and data transmission are not affected by market fluctuations or seasonality. However, the marine service for shipping companies is sensitive to market conditions.

(C) Olleh Rwanda Networks, LTD

•	Developing countries like Rwanda tries to reduce IT service differences amongst classes, so we expect less effect from seasonality and fluctuations.

•	Credit Cards Business (BC card)

The credit card industry is a typical domestic business which is highly affected by the private consumption trend and overall economic conditions.

•	Satellite Broadcasting Service (KT Skylife)

The paid-TV market is perceived to be a necessity. Unless there is a severe economic downturn, the customer churn rate will be relatively stable. Moreover, the revenue from paid-TV services is based on monthly subscription fees, which are not impacted by seasonality.

•	Real estate development, rental and management (KT Estate)

The real estate market is heavily dependent upon cyclical movements of the economy.

•	Human Resource Management (HNC network)

After the economic crisis of 1997, many of our human labor services have been outsourced and have expanded to other labor centric operations such as call centers, hotel room cleaning services, and hospital cooking services.

•	Network Securities (Initech Corp)

The information security market is affected by market conditions. For example, the economic downturn causes companies to cut down their budget for IT services and such services are less prioritized than other IT systems. However, as recent information leakage incidents are reported from across various industries (finance institutions, government organizations, and corporations) awareness as to the importance of information security has greatly increased.

•	Finance Services (Smartro)

The VAN industry is directly correlated to the amount of credit card usage, and is therefore sensitive to consumption levels and market trends, and other factors related to consumption such as weather conditions, days in a month and types of affiliates (gas station, convenient store, or restaurants).

•	Equipment and Related Product Wholesale (KTM&S)

Communications services are regarded as necessities, and are relatively less sensitive to market fluctuations and seasonality than other industries. However, distribution channels tend to react negatively to the introduction of new handsets, new technology, and trend changes.

•	Contents Distribution (KT Hitel)

The contents market is less sensitive to seasonal factors than other businesses, with the dissemination of a variety of platforms and N-screen services. Typically the first and third quarters of a year are more profitable as a result of school breaks. However, after considering recent trends, the market appears to be more affected by content line-ups rather than factors related to seasonality. The T-commerce market is less sensitive to market trends and seasonality than other shopping methods due to the fact that the service is not limited to time, space, and payment methods.

•	E-commerce (KT commerce)

E-commerce is less sensitive to seasonality than normal commerce transactions as demand for E-commerce increases due to efficient purchases.

•	Music contents (KT Music)

The music contents business has grown with the expansion of smartphones and is not influenced heavily by seasonality.

•	Submarine Cable Construction (KT submarine)

The submarine cable construction business is influenced by the investment strategy between KT and the foreign communication infrastructure operators. KT Submarine’s business is linked with the infrastructure investment environment in China and other countries in the region.

•	Security and Guards (KT Telecop)

The security business is less sensitive to economic fluctuations due to the conservative nature of the security business. However, domestic economic slowdowns and price competition may adversely affect the growth outlook.

As the importance of CCTV service has been realized recently, and the high-definition CCTV has become popular, the sustained growth is expected.

•	Advertising Business (Nasmedia)

The advertising market is often viewed as the barometer of economic cycles and is highly affected by economic conditions. Revenue derived from advertising tends to show an N-pattern every year. Corporations usually reduce monthly advertisements from January to February and from July to August and increase spending for advertising from April to May and from September to year-end.

•	Software development and distribution (KT DS)

The public IT sector is more heavily influenced by government policy than the market environment. The private IT sector is affected by the amount in investments it receives.

•	Directory Assistance Business (KT CS, KTIS)

Contact center service shows little dependency upon seasonality and market fluctuations. Previous economic recessions force various companies to face higher competition so that corporation today need cost reduction for survival. For strategic positioning, many of today’s corporations choose outsourcing various in house functions to professionals, and this sector has no further replacement except for KT CS and KTIS contact center.

114 information businesses does not affected by market fluctuations directly. Rather, this area has higher dependencies upon seasonality, weather, and domestic events such as World Cup or Olympics. Merchandising advertising products traditionally depends upon GDP and economic conditions. Merchandising products regarding telecommunication services does not be influenced heavily by economic cycles as telecommunications services are regarded as necessities.

•	MVNO (KT M mobile)

As the telecommunication service is perceived to be a necessity it is not impacted by seasonality and market fluctuations.

(4) Competition

•	Telecommunication (KT)

(a) Competing Companies

•	Local calls: SK Broadband, LG U+, etc.

•	Long distance calls: SK Broadband, SK Telink, LG U+, Onse Telecom, etc.

•	International calls: SK Broadband, SK Telink, LG U+, Onse Telecom, etc.

•	Broadband internet: SK Broadband, LG U+, Service Operators (cable TV & relay wired broadcasting operators)

•	Mobile telecommunications: SK Telecom, LG U+, etc.

•	Internet telephones (VoIP): SK Broadband, SK Networks, SK Telink, Samsung Networks, LG U+, etc.

•	IPTV: SK Broadband, LG U+

•	Mobile internet (WiBro): SK Telecom

(b) Market Entry Requirements

•	Communication service providers: business operations must be approved by the Korea Communications Commission.

•	Specific telecommunications service providers: registration is required.

•	Value-added telecommunications service providers: reporting is required.

(c) Factors of Competition

•	Service fees, product quality, marketing power, brand value and competitiveness of the distribution channel, etc.

•	KT Sat

KT Sat is the only satellite operator in South Korea and competes with other global satellite operators for the satellite transponder leasing business. As for the domestic internet and broadcasting business, KT Sat competes with other fixed-line service providers in Korea.

•	KT Powertel

KT Powertel aims to expand its market share by taking advantage of the TRS’ uniqueness as an alternative for mobile services.

•	Olleh Rwanda Networks LTD

4G LTE networks provide overall wireline and wireless services. For example, this network can offer smartphone, mobile routers, modems for home use, so that ORN face previous operators for this area as competitors. And especially for current mobile operators in Rwanda do not actively engage in 4G network sales, because they thought 4G network as a threat for their 3G revenues.

•	Credit Cards Business (BC Card)

(a) Competing Companies

•	Samsung Card, Hyundai Card, Lotte Card, Shinhan Card, Kookmin Card, Woori Card, KB Card and Hana-SK Card.

(b) Market Entry Requirements

•	Not applicable.

(c) Factors of Competition

•	The number of member card issuers, the number of card transactions, member stores, and the number of issued cards.

•	Satellite Broadcasting Service (KT Skylife)

(a) Competing Companies

•	The terrestrial broadcasting service includes radio, television and terrestrial DMB. The paid-TV market is segmented by operators such as cable operators, satellite broadcasters and IPTV providers. Cable operators are again divided into cable TV operators and relay wired broadcasting operators. The number of relay wired broadcasting operators is decreasing due to M&A or liquidation of business.

•	KT Skylife is the sole provider of satellite broadcasting service in Korea and launched its service in March 2002. TU Media launched its service in May 2005, merged with SK Telink in November 2010 and terminated its service on August 31, 2012.

•	The IPTV service was first commercialized in January 2009 after receiving a license in September 2008. Currently, there are three IPTV service providers – KT (olleh TV), SK Broadband (B TV) and LGU+ (LG U+ TV). The IPTV service is regulated by different regulations from those of the cable TV business and the satellite broadcasting business. However, the market and the competition later on expected to be different as the integrated broadcasting act was submitted on Nov. 2015.

(b) Market Entry Requirements

•	Regulation is one of the main entrance barriers in the paid-TV market. Paid-TV regulations mainly refer to the ownership, contents and technologies.

(c) Factors of Competition

•	Some major competing factors are channel availability, advertising and program production. Securing a meaningful market share is also crucial for IPTV providers to be successful. Additionally, market share, vertical integration and the regulatory environment are other important aspects in a competitive environment.

•	Real estate development, rental and management (KT Estate)

Real estate development and the rental and management business are sensitive to real estate market conditions.

•	Human Resource Management (HNC network)

Currently, many firms prefer to outsource certain operations to agencies specializing in human resources. However, many companies have standards when selecting human resources agencies such as customer scale, experience, and reputation and these internal standards often create entrance barriers for new human resources agencies.

•	Network Securities (Initech Corp)

There are 166 listed members of the Korea Information Security Industry Association as of the end of 2013. Although the information security business is highly segmented, the market is considered to be quite competitive. Initech’s main business - Public Key Infrastructure – currently operates 17 companies in the market, however, only three or four companies are directly competing with each other.

•	Financial Services (Smartro)

For the VAN industry, competitiveness is based on the availability of stable IT support, provision of solutions, and service infra that could connect diverse franchise networks.

•	Contents Distribution (KT Hitel)

There is no available data to gauge the level of competition in the contents market. As for T-Commerce, there are four competing operators, excluding home shopping. It is possible that more operators will participate in the market and the increase in competitors is a sign of market expansion.

•	E-commerce (KT Commerce)

(a) High barriers to entry

•	Generally the B2C e-commerce market does not have high entry barriers because entry costs are comparatively low, as there are no huge investments for machinery or equipment. On-line shopping malls usually require just a few million Korean won to start a business. However, B2B e-commerce requires entrants to have specialized knowledge of website development, industry, and transactions. Furthermore, B2B e-commerce should have an ERP system or infrastructure in advance to start. Compared to B2C, B2B e-commerce has higher barriers to entry with respect to technology and marketing.

•	Music contents (KT Music)

As smart devices become more widely used, the consumption of digital music increases. In order to quickly respond to such a change, the capability of service design and development is becoming more important.

•	Submarine Cable Construction (KT Submarine)

The submarine cable construction market has no competitors domestically. In South Korea, KT Submarine is only one provider with vessel maintenance and related service facilities. For the overseas projects, Nexans, Presmian, ABB, JPS, and VISCAS are the major players.

•	Security and Guards (KT Telecop)

The Korean security market is currently dominated by three companies: KT Telecop, S1 and ADT Caps. The entrance barriers in the security industry are government regulations, brand power, security network infrastructure and nationwide mobilization capacity.

•	Advertising Business (Nasmedia)

(a) Competing Competitors

•	Online Advertisement: Mezzomedia, DMC Media

•	Digital Media Advertisement (IPTV): Incross, Dartmedia

•	Digital Interior Advertisement (SMRT): Jeonhong, Yujinmetro

(b) Market Entry Requirement

•	IPTV Advertisement Provider: business operations must be approved by the Korea Communications Commission

•	Digital Interior Ads: business operations must be approved by district borough office

(c) Factors of Competition

•	Media planning capacity, negotiation skills, advertisement effect measurement and analysis systems, quality of proposals, and etc.

•	Software development and distribution Advertising Business (KT DS)

IT service core competency includes understanding of customized client biz process, IT system operating experiences, rapid program developing capacities. Global software products such as Oracle, SAP already possess high market share, stability and compatibility. And this current dominant market player’s stable market position works as market barriers for new IT service expansions.

•	MVNO (KT M mobile)

(a) Competing Competitors

•	MVNO(CJ Hellovision, SK telink, Medialog, etc.) players

(b) Market Entry Requirement

•	Resale telecommunication operator registration

(c) Factors of Competition

•	Differentiated price plan, service quality, and marketing ability, etc.

(5) Relevant Laws and Government Regulations

(a) Relevant Laws

•	Telecommunications policy-related laws: Telecommunications Basic Act, Telecommunications Business Act (total 7)

•	Radio and broadcasting policy-related laws: Radio Regulation Law

•	Information related laws: Promotion of Information and Communication Basic Act (total 9)

•	Broadcast related laws: Broadcasting Law, internet Multimedia Broadcasting Business Law (IPTV related), etc.

(b) Government Regulations

•	The Korea Communications Commission is responsible for managing the convergence between broadcasting and communications, as well as assuring their independence and role of providing public services. The commission is also responsible for issuing relevant licenses, permits, approvals, policy enactments and other matters relating to the promotion of broadcasting and communications and the enhancement of their global competitiveness.

The statements included in the above sections are based on KT’s forecasts and are offered for the sole purpose of providing a better understanding of the company’s current state. Consequently, investors must not rely solely on KT’s forecasts when making their investment decisions.

B. Current Status of the Company

(1) Market Characteristics and Classification of Businesses

(a) Market Characteristics

•	Telecommunication (KT, KT SAT, KT Powertel, Olleh Rwanda Networks Ltd.)

The Korean telecommunications market is currently experiencing stagnant growth as major services, including fixed-line telephony, broadband internet and mobile communications, have reached maturity, caused in part by intense competition in the industry. KT is also facing a difficult business environment with fixed-mobile substitution, emergence of internet telephone (VoIP), and price and subsidy competition. Despite the unfavorable economic environment, KT has made continuous efforts to promote cost-cutting measures and innovative customer values.

Considering the highly saturated mobile phone market in Korea (114.5% penetration rate with 57,940 thousands subscribers as of the end of 2015), growth potential by adding new subscribers or raising voice service pricing is limited. In such an environment, however, the mobile data business is considered to be a growth engine.

In late 2009, KT successfully switched the paradigm of the mobile competition from a voice centered market to data-centered services by introducing Apple’s iPhone to the Korean market and enhanced its competitiveness by introducing emerging devices including the iPhone 4 and iPads. KT’s initiatives led to a smartphone penetration rate. It recorded more than 50% first time among 3 operators as of February of 2012. Our LTE subscribers had a penetration rate of more than 10 million as of September 12, 2014 and LTE subscribers recorded 126.7 million as of the end of 2015. In order to promote data usage, KT increased the data volume provided for mobile subscribers by utilizing its 3W (WCDMA, WiFi, WiBro) networks.

In the PSTN business, KT owns 80.5% of market share as of the end of 2015 with its high brand value and loyalty to customers. However, as KT’s competitors began introducing fixed-mobile bundle services with competitive pricing, KT’s PSTN revenue has been declining steadily. Nevertheless, KT has been trying to mitigate the decline in revenue through various pricing plans and by providing valuable customer services through the CRM system.

In the broadband internet arena, KT will aim to improve its customer value and marketing power by continually providing Fiber-To-The-Home (“FTTH”) services.

KT Sat was spun off from KT on December 1, 2012, and recorded an average growth rate of 8% for three years in a row. KT Sat provides transponder leasing, broadcasting, video distribution and data communications services through our satellites.

Although TRS services require at least two people to subscribe, KT Powertel’s TRS allows consumers to save in investment costs by offering a customized network through a public network. TSR is absorbing demands to substitute mobile communication services for certain companies and the growth forecast appear to be steady.

Olleh Rwanda Networks Ltd., which has an exclusive wholesale business license for the 4G data technology, gives the existing mobile carriers and ISPs a same opportunity to build a 4G retail business. Olleh Rwanda Networks Ltd. try to expand the internet service (retail) with Rwanda government’s ICT supporting policy and the data market growth trend.

•	Credit Cards Business (BC Card)

BC Card’s main business is in the acquisition of credit card issuers and in issuing credit cards on behalf of client credit card issuers. In addition, BC Card provides money transfers, insurance, telecommunication sales and travel services to its cardholders.

•	Satellite Broadcasting (KT Skylife)

KT Skylife has been leading the paid TV market with its competitive edge in HD channels and providing hybrid services through IPTV. Competition over subscriber acquisition is expected to be intensified as more players in the paid TV market are providing bundling products with mobile, internet, IPTV, and satellite broadcasting services.

•	Real estate development, rental and management (KT Estate)

KT Estate has expanded its business portfolio into real estate development and rental and real estate management after receiving investment in kind of 95 major real estate assets from KT on December 1, 2012. As a real estate consulting company, KT Estate expanded their business portfolio to lease and development business areas. KT Estate established a complex development master plan for the Dongdaemun & Busan telecommunication office and Yeongdeungpo 2-cha rental house.

•	Human Resource Management (HNC network)

The labor outsourcing business has limited growth as the market is highly competitive. Furthermore, large companies establish their subsidiaries and outsource 100% of the work to internalize revenue and costs through consolidated financial statements.

•	Network Securities (Initech Corp)

Initech provides Public Key Infrastructure (“PKI”), which is the most fundamental security infrastructure for securing identification and transaction safely. Accordingly, PKI-based solutions have been provided not only to financial companies but to other companies and public institutions as well. Increasing the awareness of personal information protection is expected to expand the demand for such security services to individual customers.

•	Financial Business (Smartro)

As more customers are using their credit cards to make purchases, the usage rate and the volume of credit card transactions have greatly increased. Moreover, credit card transactions are provided through a variety of processes using open webs, HTML5, AJAX, and diversified UX designs online.

•	Equipment and Related Product Wholesale (KTM&S)

Data communication equipment distribution is moving from an agency and local store-oriented business to direct management channels. The market is expanding to include a general telecommunication service supply market from a simple product selling market. KT M&S has made sustainable growth and focused on margin improvement. KT M&S currently manages approximately 2,803,000 mobile subscribers and approximately 837,000 fixed-line subscribers.

•	Contents distribution (KT Hitel)

Increased integration between broadcasting and telecommunications is eliminating boundaries between the two business sectors. Moreover, the media market is moving towards a more contents based business over a platform-based business. Further, the T-commerce market has considerable growth potential as it has both the characteristics of home-shopping and internet-shopping.

•	E-commerce (KT Commerce)

KT Commerce is a leading B2B e-commerce business and is considered to be an “intermediary B2B e-commerce” under the National Statistical Office’s categorization. B2B industry e-commerce was introduced to Korea in the year 2000 as purchasing procedures were being carried out online. KT Commerce conducts overall business activities from purchases to management and offers clients with efficient purchasing services.

•	Music Contents (KT Music)

The digital music market has grown since smartphones were introduced to Korea in the year 2009 along with the expansion of fixed-line internet services. Unlike feature phones that would provide various music services on a limited basis because of the expensive data service fee, smartphones enabled users to receive music services at no cost through Wi-Fi, 3G, and LTE networks. Consequently, in this environment, the digital music market faced a turning point and is continuing to grow.

•	Submarine Cable Construction (KT Submarine)

The submarine cable construction market is usually made up of telecommunication operators’ consortiums that share any expenses. However, recently each submarine cable companies are starting to operate independently. These submarine cable companies receive orders from telecommunication operators and construct submarine cables with their own vessels. Meanwhile, the submarine cable construction method has also changed. Multiple ships are deployed for bulk cable construction in order to implement new technology more quickly. Accordingly, it currently takes approximately two years for the full process of oceanographic investigation to complete, which would have taken approximately five years to complete in the past.

•	Security and Guards (KT Telecop)

Security companies have focused on price competition as an attempt to increase its market share. It is expected that quality centric competition, rather than price driven competition, will intensify. We anticipate the launch of numerous products and additional services. KT Telecop provides personnel guard, CCTV and access control through machinery security, either independently or as an integrated package. It also provides BMS services in connection with a customer’s ERP system. Based on these services, KT Telecop is pursuing differentiated strategies by expanding its video security and in-building and FM businesses.

•	Advertisement (Nasmedia)

Internet advertisement has the characteristics of “customer-targeted” and “interactive information.” Since its unit price is low, small to medium enterprises prefer internet advertisement. In addition to growth from online advertisement, mobile advertisement is also expected to grow with the proliferation of smartphones, tablets, and new telecommunication devices. Although the mobile advertisement market is still fairly small compared to the online advertising market, it is expected to grow significantly.

•	Software development and distribution (KT DS)

Although system operations and the maintenance business has faced difficulty with respect to growth, KT DS is working to improve efficiency through cost saving strategies.

•	Directory Assistance Business (KT IS, KTCS)

KT IS and CS have been offering customer service for KT by regional groups and 114 telephone number guide service.

•	MVNO (KT M mobile)

A mobile virtual network operator (MVNO) is a wireless communications services provider that does not own the wireless network infrastructure. The dozens of national subsidiaries of big corporation and small & medium business manage MVNO business.

(b) Operations Subject to Disclosure

KT’s main area of business is the telecommunications sector as classified by the Korea Standard Industry Code.

(2) Market Share

•	Telecommunication (KT, KT Powertel)

Category	Operator	Market Share (%)
		2015	2014	2013
Local Telephone (Number of Subscribers)	KT	80.6	81.1	81.6
	SK Broadband	16.3	16.0	15.5
	LG U+	3.1	2.9	2.9
Mobile Telephone (Number of Subscribers)	KT	30.6	30.2	30.1
	SK Telecom	49.1	49.9	50.0
	LG U+	20.3	19.9	19.9
Broadband internet (Number of Subscribers)	KT	41.6	42.3	43.1
	SK Broadband	25.1	25.1	24.4
	LG U+	17.4	15.7	15.6
	Service Operators	15.9	16.9	16.9

		Subscriber
		2015	2014	2013
TRS (Number of Subscribers)	KT Powertel	304,842	327,062	362,521
	Regional operators	5,051	4,615	5,237

➢	The above data was provided by the Ministry of Science, ICT and Future Planning (www.msip.go.kr).

➢	Broadband internet market share of SK Broadband includes SK Telecom’s resale subscribers.

•	Satellite Business (KT Sat)

There is no national market share information. However KT Sat, which has satellite, is the only one player in Korea and the global market share is approximately 1%.

•	Data Wholesale Business (Olleh Rwanda Networks Ltd.)

Olleh Rwanda Networks Ltd has an exclusivity in 4G data wholesale business, so the 4G data market share is 100%

•	Credit Cards Business (BC Card)

Category	2015	2014	2013
Card transaction M/S	26.6%	26.6%	25.9%

➢	Source: BC Card’s internal data

•	Satellite Broadcasting (KT Skylife)

Paid-TV market share (December 31, 2015					(unit: person)
Companies	Digital Market		Analog Market	Total Paid TV
	Subscriber	M/S	Subscriber	Subscriber	M/S
- T-broad	1,693,197	7.0%	1,545,007	3,238,204	10.4%
- CJ Hello Vision	2,554,102	10.5%	1,600,460	4,154,562	13.4%
- CNM	1,609,592	6.6%	678,077	2,287,669	7.4%
- CMB	177,320	0.7%	1,332,681	1,510,001	4.9%
- Hyundai HCN	783,334	3.2%	551,968	1,335,302	4.3%
Total MSO	6,817,545	28.1%	5,708,193	12,525,738	40.3%
Minor SO Total	802,794	3.3%	1,095,623	1,898,417	6.1%
SO Total	7,620,339	31.4%	6,803,816	14,424,155	46.4%
Satellite broadcasting	4,309,770	17.8%		4,309,770	13.9%
KT	6,551,775	27.0%		6,551,775	21.1%
SK	3,489,077	14.4%		3,489,077	11.2%
LG U+	2,279,968	9.4%		2,279,968	7.3%
IPTV Total	12,320,820	50.8%		12,320,820	39.7%

Total	24,250,929	100.00%	6,803,816	31,054,745	100.00%

➢	Skylife and KT subscribers: 2.22 million hybrid product(OTS) subscribers double-counted

➢	Sources: Cable - KCTA, Satellite broadcasting - Subscriber data submitted to KCC, IPTV - Company IR data.

•	Equipment and Related Product Wholesale (KTM&S)

			(unit: person)
Category	New Subscriber
	2015	2014	2013
Wireless (new activation)	1,472,689	1,390,739	1,167,739
Wireline (new activation)	327,018	371,300	244,495

➢	Source: KT M&S Internal Data

•	Music Contents (KT Music)

		(unit: 1,000)
Rank	Homepage	UV of FY 2015
1	melon.com	20,177
2	genie.co.kr	6,480
3	mnet.com	2,636
4	bugs.co.kr	1,801
5	soribada.com	534
6	ollehmusic.com	399

➢	Source: KoreanClick, accumulated UV of Android mobile app, 4Q15

•	Advertisement (Nasmedia)

It is difficult to estimate the market share because there are different competitors in each advertisement media and different types of advertisement media within each company’s target sales. Currently, internet DA(PC +mobile) advertisement market share is ca.20%.

•	MVNO (KT M mobile)

				(unit: 10,000 person)
	KT M mobile	CJ Hellovision	SK Telink	Medialog
Subscriber	29.2	84.7	84.4	16.2

➢	Source: MSIP News(2015.12.18) “MVNO mobile market share reached 10.1%”

(3) Status and Forecast of New Businesses

•	Telecommunication (KT, KT Sat, KT Powertel, Olleh Rwanda Networks)

In order to secure continuous growth potential, KT has been actively expanding its business into new businesses with growth prospects. KT aims to offer ubiquitous services for subscribers while offering telecommunication based business solutions to corporate clients.

Since the introduction of VoIP in early 2008, KT has been expanding its VoIP subscriber base, recording 3.4 million VoIP subscribers as of September 2013. Unlike other operators which have positioned VoIP as a substitute for PSTN, KT has marketed its VoIP as both a substitute and complementary service for PSTN. On the back end of these efforts, KT has maintained a relatively stable PSTN subscriber base.

KT has also introduced ‘Home hub phone’ and ‘smart home pad,’ which are integrated terminals combining PSTN, VoIP and access point (“AP”), allowing subscribers to enjoy services such as mobile IPTV and Life Jockey services using their home devices. KT plans to solidify its customer base through such creation of new convergent terminals with value-added services and applications. In January 2013, in order to transform conventional PSTN and VoIP oriented telephony customers into storage-over-internet-protocol (“SoIP”) subscribers, KT launched smart-home phone HD, which converged the smart-home contents service and HD voice/data communication function of WiFi-only smartphones.

As for our corporate business, we plan to expand our presence to the overseas markets with our IT solution products such as Mobile Office and Cloud Computing. After launching in 2010, KT is leading the Cloud Service market with Multi-Data Center and abundant Cloud conversion know-how. In case of u-cloud personals, with a 2.6 million subscriber base and 60 corporations commencing service commercialization of u-cloud personals API. Through introductions of VPC, Cloud NAS, Cloud HPC and other value-added services, KT aims to enhance and diversify its cloud service product lines.

•	Credit Cards Business (BC Card)

BC Card is expanding its business to standardize and commercialize the next-generation of mobile cards and payment processing in traditional markets. In addition, it expects to increase profits by innovating the transaction process.

•	Satellite Broadcasting (KT Skylife)

In order to have a competitive edge in screen resolution quality – one of the most important differentiating factors in real-time broadcasting service - KT Skylife is preparing for the UHD service, also known as the 4K and 8K. With its satellite network, KT Skylife plans to continue its leadership in the UHD market. KT Skylife also plans to offer interconnected services for a web-mobile-TV, which will enable subscribers to watch internet streaming videos on TV and through mobile App. KT Skylife is preparing to offer satellite channel services with next generation technology, such as DCS, MDU, overlay and etc., which will improve the stability of service quality without any interference from external conditions.

•	Real estate development, rental and management (KT Estate)

KT Estate plans to offer total real estate asset management including planning, investment, and management of clients’ real estate.

•	Equipment and Related Product Wholesale (KTM&S)

KT M&S is creating a synergy with KT by expanding a mobile and fixed customer base through supporting on-site sales.

•	Contents distribution (KT Hitel)

KT Hitel launched “Sky T Shopping Channel,” which is a television commerce channel. KT Hitel plans to position itself as the leading T-commerce player.

•	Security and Guards (KT Telecop)

KT Telecop launched the “Face-Cop service,” which allows control of building access and the “Energy-Cop service,” which offers automatic counting of building entrants, and also launched “Home Securities Service for Women,” which helps protect against violence.

•	Advertising Business (Nasmedia)

Nasmedia plans to develop interactive products and solutions for advertising to maintain its stable growth despite the decrease in the online advertisement market. Nasmedia also plans to advance the integrated digital video advertising network.

•	Software development and distribution (KT DS)

KT DS has successfully completed BIT project -construction of the next generation BSS, OSS and BI/DW. KT DS tries to maximize the efficiency of the KT group as a whole and the competiveness by integrating the IT service unification of KT’s group companies.

The statements included in the above sections are based on KT’s forecasts and are offered for the sole purpose of providing a better understanding of the company’s current state. Consequently, investors must not rely solely on KT’s forecasts when making their investment decisions.

2. Main Products and Services

A. Status of Main Products (as of 31.Dec.2015)

•	Telecommunication (KT, KT Sat, KT Powertel, oRn)

²	KT

		(Unit: Won million)
Category	Revenue	Ratio
Service revenue	14,505,385	85.6%
Merchandise sales(*)	2,436,972	14.4%

Total	16,942,357	100.0%

➢	Features are based on K-IFRS (KT stand-alone).

²	KT Sat

		(Unit: Won, million)
Category	Revenue	Ratio
Transponder lease	83,881	63.0%
Data	13,195	9.9%
Video	10,295	7.7%
Mobile	14,546	10.9%
Others	11,311	8.5%

Total	133,228	100.0%

➢	Features are based on K-IFRS

²	KT Powertel

		(Unit: Won, million)
Category	Revenue	Ratio
Telecommunication	70,957	68.3%
Distribution of Mobile Handset	27,525	26.5%
Others	5,369	5.2%

Total	103,851	100.0%

➢	Features are based on K-IFRS

²	Olleh Rwanda Networks Ltd

		(Unit: Won, million)
Category	Revenue	Ratio
LTE	1,929	25.4%
Fixed	5,506	72.5%
Others	159	2.1%

Total	7,594	100.0%

➢	Source: ORN financial statements, 2015

•	Credit Cards Business (BC Card)

		(Unit: Won, million)
Category	Revenue	Ratio
Card revenue	205,030	5.9%
Credit card processing	2,948,177	84.1%
Additional Service	91,803	2.6%
Others	259,085	7.4%

Total	3,504,095	100.0%

➢	Features are based on K-IFRS

•	Satellite Broadcasting (KT Skylife)

			(Unit: Won, million)
Category	Item	Revenue	Ratio
Satellite Broadcasting	Service	626,398	100.0%

Total		626,398	100.0%

➢	Features are based on K-IFRS

•	Real estate development, rental and management (KT Estate)

		(Unit: Won, million)
Category	Revenue	Ratio
Lease	130,171	40.2%
Management commission	115,203	35.6%
PM commission	6,226	1.9%
Real estate disposal	—	0.0%
Development	69,548	21.5%
Others	2,769	0.9%

Total	323,917	100.0%

➢	Features are based on K-IFRS

•	Human Resource Management (HNC network)

		(Unit: Won, million)
Category	Revenue	Ratio
Subcontract	29,811	91.3%
Dispatch	2,833	8.7%

Total	32,645	100.0%

➢	Features are based on K-IFRS

•	Network Securities (Initech Corp)

			(Unit: Won, million)
Category		Revenue	Ratio
Product	Certification and encryption	5,423	9.6%
	Integrated Security Management	2,350	4.1%
	Equipment,	669	1.2%
	Finance ASP / Cloud	10,025	17.7%
	SI	10,384	18.2%
	Subtotal	28,851	50.8%
Merchandise	Finance, Security, Channel	14,261	25.1%
ITO	ITO	8,447	14.9%
Service	Maintenance	4,928	8.7%
Others	Lease commissions	268	0.5%

Total		56,755	56,755

➢	Features are based on K-IFRS

•	Finance (Smartro)

		(Unit: Won, million)
Category	Revenue	Ratio
Product	6,476	4.2%
Transit fees	145,945	95.8%

Total	152,421	100.0%

➢	Features are based on K-IFRS

•	Equipment and Related Product Wholesale (KTM&S)

		(Unit: Won, million)
Category	Revenue	Ratio
Product	636,601	74.7%
Commission	216,177	25.3%

Total	852,778	100.0%

•	Online Contents Creation (KT Hitel)

				(Unit: Won, million)
Category	Item	Service	Revenue	Ratio
Contents distribution	IP Contents	Movie, play	54,509	34.0%
Platform	Building Platform, R&D	GIS, Ringo, etc.	64,668	40.3%
T commerce	TV Shopping	SKY T Shopping	41,318	25.7%
Others	Wireline/Wireless internet	Paran.com, Game, etc.	49	0.0%

Total			160,545	100.0%

➢	Features are based on K-IFRS

•	E-commerce (KT Commerce)

			(Unit: Won, million)
Category	Item	Revenue	Ratio
Merchandise	MRO	586,762	99.9%
Others	Insurance business	742	0.1%

Total		587,504	100.0%

➢	Features are based on K-IFRS

•	Music contents (KT Music)

		(Unit: Won, million)
Category	Revenue	Ratio
Music	86,772	97.3%
Others	2,407	2.7%

Total	89,179	100.0%

➢	Music : olleh music and other ASP revenue, contents distribution

➢	Others : Rental revenue and others

➢	Features are based on K-IFRS

•	Submarine Cable Construction (KT Submarine)

		(Unit: Won, million)
Category	Revenue	Ratio
Construction	43,817	65.9%
Maintenance	12,615	18.9%
Others	9,986	15.2%

Total	66,418	100.0%

➢	Features are based on K-IFRS

•	Security and Guards (KT Telecop)

		(Unit: Won, million)
Category	Revenue	Ratio
Security system	295,244	98.2%
Distribution	4,882	1.6%
Others	522	0.2%

Total	300,648	100.0%

➢	Features are based on K-IFRS

•	Advertising (Nasmedia)

		(Unit: Won, million)
Category	Revenue	Ratio
Advertising	45,490	100.0%

Total	45,490	100.0%

➢	Features are based on K-IFRS

•	Software development and distribution (KT DS)

		(Unit: Won, million)
Category	Revenue	Ratio
ITO	172,958	41.5%
System maintenance and operation	102,468	24.5%
Asset Supply	75,016	18.0%
Telecommunication BPO	65,760	15.8%
IT Education	878	0.2%

Total	417,080	100.0%

➢	Features are based on K-IFRS

•	Directory Assistance Business

•	KTCS

		(Unit: Won, million)
Category	Revenue	Ratio
Olleh Customer Service	207,098	43.0%
Contact center	78,061	16.2%
114 Directory Assistance	36,795	7.6%
Priority Number Assistance	32,782	6.8%
Distribution	119,169	24.7%
Others	7,838	1.6%

Total	481,741	100.0%

➢	Features are based on K-IFRS

•	KTIS

		(Unit: Won, million)
Category	Revenue	Ratio
Outsourcing Commission	213,075	46.21%
Priority Number Assistance	30,315	6.57%
Contact center	73,629	15.97%
Distribution	128,970	27.97%
Others	15,108	3.28%

Total	461,098	100.0%

➢	Features are based on K-IFRS

•	MVNO (KT M mobile)

		(Unit: Won, million)
Category	Revenue	Ratio
Product	26,229	61.8%
Service	16,207	38.2%

Total	42,436	100.0%

➢	Features are based on K-IFRS

B. Price Trend of Main Products

•	Telecommunication (KT)

²	KT

Service	2015	2014	2013
Local telephony	<2015.6> • Multi-number service launch • Added service that allow user to add another phone number besides existing mobile number

<2014.4>

•   Improvement on bulk/multi line discount plan

•   Easing subscription conditions for New subscriber

<2014.6>

•   unlimited plan launch(6.1)

•   Fixed rate including basic fee

•   Home unlimited 3000 : Won
5,500/mo (3yrs bundle contract)

•   SoHo unlimited 3000 : Won
7,500/mo (3yrs bundle contract)

<2014. 10>

•   Call manager App launch(10.24)

•   Make call and send/receive SMS with Local Telephony number by installing App on smartphone

•   Provide various additional services including call history management

<2014.11>

•   Wireline/Wireless integrated Ringo launch

•   Use Local telephony Ringo music on Mobile service

			Same as Right
Mobile

<2015.3>

•   Removal Membership fee(3.31)

•   ~~W~~7200g   ~~W~~0

<2015.5>

•   LTE Data Choice Plan launch(5.8)

•   LTE Data Choice Plan 299/349/399/499/599/699/999(7 kinds)

•   Mobile Voice Unlimited, Data roll over and borrow service

<2015.6>

•   Strengthened benefit for Data Choice Plan(6.1)

<2014.1>

•   Wideband Safe Unlimited launch (1.29)

•   Wideband safe unlimited 67/77

•   Given Data 15GB. After 15GB speed capped at 400kbps

<2014.2>

•   LTE Selective plan launch(2.28)

•   LTE selective 100min/250M Wideband safe unlimited 73.5, etc.(33 kinds)

•   Voice+Data, Select Data amount best fit to usage pattern

<2013.1>

•   Early termination penalty program (1.7)

•   Impose penalty for termination within contract period

•   Expect longer handset usage period and lower churn rate

<2013.2>

•   LTE unlimited data plan (6 kinds)

•   LTE-550/650/750/950/1100/1300

•   Temporary plan only for 3 months

•   Promotion period: 2.1 ~4.30

•   LTE Data Choice Plan 299/349/399/499)

•   Add more benefit : Unlimited Voice for both mobile and fixed

•    My time plan launch

•   LTE only service

•   Provision of Data Unlimited in preferred time zone(within 3hrs 2GB at full speed, after 3hrs unlimited data at 3Mbps)

<2014.03>

•   Additional benefit for Wideband safe unlimited couple package(3.13)

•   Wideband safe unlimited 67/73.5/77/84.5 (4 kinds)

•   Unlimited Voice for one designated on-net number

<2014.4>

•   Voice/SMS/Data unlimited package launch (4.1)

<2013.4> • LTE everyone olleh (4.1) • Everyone olleh 35/45/55/65/75/85/100/125 • Unlimited voice within on-net customers • Fixed-Line & Wireless Unlimited (4.22) • Unlimited 67/77/97/129

<2015.7>

•   Added LTE Data Choice Plan

•   LTE Data Choice Plan 449

<2015.8>

•   LTE Safe Data 350 launch (8.1)

•   Data 450MB + max 400Kbps Qos

<2015.9>

•   LTE Safe Data 350 launch (8.1)

•   Data 450MB + max 400Kbps Qos

<2014.6>

•   Contents bundled data unlimited package launch

•   Unlimited87 launch (5.28)

•   Additional benefit for unlimited97 (6.1)

•   Provide free contents package for unlimited87/97/129 (6.1)

<2014.7>

•   Wireless bundle products promotional launch

•   Family wireless discount(7.01~10.31)

<2014.8>

•   Disabled plan with plenty video offering

•   LTE Sonmal sharing69 launch(8.31)

<2014.9>

•   Youth Genie Plan launce(9.21)

•   Youth Genie Basic / Youth Genie Safe(2kinds)

•   Genie music unlimited and roll over unlimited

•   Unlimited79 launch(4.7)

•   LTE Selective plan additional launch (4.28)

•   Add on-net unlimited voice option

•   On-net unlimited selective 100min/250M, Wideband safe unlimited 73.3, etc.(21 kinds)

<2014.6>

•   Contents bundled data unlimited package launch

•   Unlimited87 launch (5.28)

•   Additional benefit for unlimited97 (6.1)

•   Provide free contents package for unlimited87/97/129 (6.1)

<2014.7>

•   Wireless bundle products promotional launch

•   Family wireless discount(7.01~10.31)

<2014.8>

•   Disabled plan with plenty video offering

•   LTE Sonmal sharing69 launch(8.31)

<2014.9>

•   Wireless signup fee reduction

•   before : Won14,400

•   after : Won7,200

•   Strengthen benefits for vulnerable plan

•   Provide more data for disabled/Senior plan

•   Free voice calls from KT to KT and other carriers users, free fixed-line voice calls

•   Promotion plan: 4.22 ~ 10.31

<2013.6>

•   3G everyone olleh (6.17)

•   3G everyone olleh 35/45/55

•   3G Fixed-Line & Wireless Unlimited (6.17)

•   3G Unlimited 67/77/97/129

•   Promotion plan: 6.17 ~ 10.31

•   LTE disabled plan (6.24)

•   LTE sound share/sigh language share

<2013.7>

•   Expand benefits for youth plan (7.1)

•    Double data promotion(~10.31)

•   Doule the given data

•   7.1 ~: only for unlimited plan customers

•   9.1 ~: for entire LTE customers

<2013.12>

•   Expand benefits for youth plan (12.1)

•   Smartphone plan for kids (12.1)

•   Expand benefits for senior (12.23)

<2015.10> • Net tariff Data Safe plan launch(10.21) • Tablet only plan launch(1kind) • Data 35GB + max 5Mbps Qos

•   Household Telecom bill reduction plan

•   Reduce Simple Charge voice rate(9.30)

.( Won4.8 -> Won4.4)

•   LTE prepaid launch

•   LTE charge/LTE lite/LTE medium (9.30)

<2014.10>

•   Tariff discount launch which is substitute for handset subsidy

•   Tariff discount(subsidy substitute) (10.1)

•   Youth safe data plan launch

•   Youth safe data45 (10.31)

<2014.11> • Net tariff plan without penalty launch • Net unlimited69, etc. 29 kinds (11.12~24) • Wearable handset only plan launch • Wearable plan (11.5) <2014.12> • Reduce feature phone data rate
Broadband

<2015.3.2>

•    olleh GiGA WiFi home launch

•   Residential GiGA speed AP

•   3years contract ~~W~~3,000

<2015.3.2>

•   GiGA WiFi home promotion

•   LTE/TV/Internet bundle discount

•   Period : 15.3.2~6.30

<2015.6.8>

•   Olleh Internet Office IP pack launch

•   Option type added service to select Static/DHCP IP according to office environment

•   3years contract Static IP ~~W~~40,000 / DHCP IP~~W~~35,000

<2015.7.27>

•   Best Customer GiGA speed provision promotion

<2014.3.1>

•   New semester promotion

•   free internet event (Mar~Apr)

<2014.7.1>

•   Internet office promotion

•   Discount up to 35%

<2014.7.4>

•    Olleh SoHo Success-pack launch

•   Mandatory in-store communication products sale

•   Won20,000 with 3yrs contract

<2014.8.18>

•   Olleh internet launch

•   100Mbps

•   Won25,500 with 3yrs contract

<2014.10.20>

•   Olleh giga internet launch

<2013.7> • Internet all-right promotion • Period: 7.12 ~ 10.31 <2013.10> • Extend Internet all-right promotion • Period: ~ ’14.1.31

•   GiGA internet usage fee discount toward customers over 15years or MIT bundle customers over 10years

•   Period : 15.7.27~16.1.26

<2015.8.5>

•   GiGA WiFi home bundle discount launch

•   GiGA WiFi home Monthly rent discount on subscription conditions

<2015.8.24>

•   GiGA WiFi home AP discount program for long term customers

•   Monthly rent discount when customers newly rent AP for over 3years.

• 1G/500Mbps • Won35,000/30,000 with 3yrs contract <2014.10.20> • Giga internet launch promotion • Additional Won5,000 discount for ‘Olleh together’ subscriber
<2015.10.1> • GiGA Internet 1year anniversary promotion. • 1G new/change customer discount of GiGA WiFi home AP rent • Period : 2015.10.1~2015.12.31

IPTV

* IPTV price plan reorganization (2015.1)

•   ollehTV live 10/15/25/34 launch

•   ollehTV live 10 : basic package providing 50 channels and 40k VOD libraries(~~W~~12,000)

•   ollehTV live 15 : basic package providing 80 channels and 40k VOD libraries(~~W~~18,400)

•   ollehTV live 25 : Combination package providing ollehTV live 15 and prime movie pack (~~W~~28,800)

•   ollehTV live 34 : Combination package providing ollehTV live 25 and catch on & catch plus, VIKI pay-tv channel (~~W~~40,000)

<2015.4>

•   ollehTV Skylife 10/15 lauch

•   ollehTV Skylife 10 : ollehTV VOD or select type + Sky + HD + time& sports basic package((~~W~~12,000)

<2014.3> • New semester promotion • Provide Smart STB for free to 3 yrs contract new subscriber <2014.9> • UHD STB launch • Upgraded to provide UHD definition and various smart functions

<2013.3>

•   New semester promotion

•   Provides one month basic fee discount with three-year contract

•   Period: 3.1 ~ 3.31

<2013.8>

•   olleh TV web transformation activate promotion

•   Discount STB rental fee for new customers with three years contract

•   Period: 8.28 ~ 10.31

•    olleh TV live all-right

•   More than 55 channels and 40,000 VOD

•   Basic fee: Won 14,000

<2013.9>

•   olleh TV Skylife all-right

•   168 channels and 40,000 VOD

•   Basic fee: Won 14,000

•   ollehTV Skylife 15 : ollehTV VOD or select type +SkyFamily + HD basic package((~~W~~18,400)

<2015.11>

•   ollehTV live / ollehTV Skylife 12 launch

•   ollehTV live 12 : 60 channels and 40k VOD libraries(~~W~~14,400)

•   ollehTV Skylife 15 : : ollehTV VOD or select type + Skyon + HD + time&sports basic package(~~W~~14,4000)

•   Subscription Installment fee, Relocation Installment fee Exemption _ Discount

<2013.12> • Long-term users re-commitment discount • Additional discount by contract period (3~5%)

VoIP	<2015.2> • Unlimited VoIP launch • 3,000 free minutes and CID provision • Olleh home unlimited (~~W~~3,500), Olleh unlimited(~~W~~5,500), Soho unlimited(~~W~~7,500)	Same as Right	<2013.1> • VoIP incoming call only service launch • Rate: Won 3,000/mo <2013.2> • Discontinue messenger phone service
	<2015.9> • VoIP D1 launch • Premium Voice service based on Dect VoIP technology on 1.7GHz Voice only spectrum • WhoWho Spam block • KT PI design		<2013.11> • VoIP HD phone launch

Bundle

<2015.1>

•   Bundled discount on new ollehTV products

•   ~~W~~500 ~ 6,000 Monthly discount based on use condition(4kinds including OTV10)

<2015.2>

•   Bundled discount on new Unlimited VoIP(3kinds) products

•   Olleh unlimited home 3000 / ~~W~~1,400 discount

•   Home unlimited 3000 / ~~W~~2,200 discount

•   Soho unlimited 3000 / ~~W~~3,000 discount

<2015.4>

Bundled discount on new ollehTV products

<2014.2>

•   ‘All-IP alright bundle promotion’ normalization

<2014.4>

•   Wireless-wireline bundle product ‘LTE olleh together2’ launch

•   Provide Won3,000~8,000 basic fee discount based on price plan

•   Rename bundle product

•   All IP alright -> Internet olleh together

•   Improve bundle product

•   Strengthen discount benefit for internet olleh together mobile 2 lines

<2014.5>

•   Improve internet olleh together mobile sign up conditions

<2013.1>

•   Expand bundling product for ‘Internet swing’

•   Add LTE data product

<2013.2>

•   Expand bundling product for ‘4G Smart plan’

•   Add Style plan subscribers

<2013.3>

•   Promotion

•   ollehTV Skylife new semester promotion (3.1 ~ 3.31)

•   Expand bundling product for ‘LTE olleh together’ and ‘4G Smart plan’

•   Add LTE unlimited data promotion plan

•   ~~W~~500 ~ 3,400 Monthly discount based on use condition(2kinds including OTV10)

<2015.7>

•   Easement on Internet olleh together discount condition

•   Allowance of discount when mobile flat subscription is over ~~W~~20,000

•   Improvement on BIZ bundled products

•   Change in discount method as same as mobile

•   Strengthened mobile benefit : LTE together discount on employees of corporate clients

•   Creation of BIZ bundle requirements : Internet, mobile condition added

<2015.9>

•   GiGA WiFi AP promotion normalization

•   ~~W~~1,000 ~ 3,000 Monthly discount based on use condition of bundled products

<2015.11>

•   Bundled discount on new ollehTV products

: Include 3G

<2014.6>

•   Olleh SOHO success-pack launch

<2014.9>

•   Internet olleh together : Strengthen 1 line discount

•   Business account bundle product : increase VoIP able to bundle lines (50 lines -> 100 lines)

<2014.10>

•   launch new product compatible with giga internet

•   Discount won2,000 ~ 35,000

•   Bundle promotion in accordance with giga internet launch

•   Period : ~ ’15. April

•   Discount up Won5,000

<2014.12>

•   Business account bundle product

	• ~~W~~600 ~ 2,400 Monthly discount based on use condition(2kinds, OTV12, OTS12)	• Integrate similar products and improve subscription terms

Local telephony

<2014.4>

•   Improvement on bulk/multi line discount plan

•   Easing subscription conditions for New subscribber

<2014.6>

•   unlimited plan launch(6.1)

•   Fixed rate including basic fee

•   Home unlimited 3000 : Won 5,500/mo (3yrs bundle contract)

•   Soho unlimited 3000 : Won 7,500/mo (3yrs bundle contract)

<2014. 10>

•   Call manager App launch(10.24)

Same as Right

<2012.1>

•   olleh club launch (1.1)

•   Introduce CRM program

•   Targeted for customers who use 6 major products (mobile, internet, wireline telephony, VoIP, IPTV, Wibro)

<2012.5>

•   Ringo plus launch (5.1)

•   Provide 2 additional promotion sound source in addition to the 1 basic sound source

•   Price: Won 4,000 / mo

<2012.9>

•   ‘PSTN + olleh TV for senior’ bundle launch (9.11)

•   Make call and send/receive SMS with Local Telephony number by installing App on smartphone

•   Provide various additional services including call history management

<2014.11>

•   Wireline/Wireless integrated Ringo launch

•   Use Local telephony Ringo music on Mobile service

• Discount PSTN Basic fee when bundled with olleh TV (only for customers over 65) • PSTN basic fee: Won 2,000 / mo

Mobile

<2014.1>

•   Wideband Safe Unlimited launch (1.29)

•   Wideband safe unlimited 67/77

•   Given Data 15GB. After 15GB speed capped at 400kbps

<2014.2>

•   LTE Selective plan launch(2.28)

•   LTE selective 100min/250M Wideband safe unlimited 73.5, etc.(33 kinds)

•   Voice+Data, Select Data amount best fit to usage pattern

<2014.03>

•   Additional benefit for Wideband safe unlimited couple package(3.13)

•   Wideband safe unlimited 67/73.5/77/84.5 (4 kinds)

<2013.1>

•   Early termination penalty program (1.7)

•   Impose penalty for termination within contract period

•   Expect longer handset usage period and lower churn rate

<2013.2>

•   LTE unlimited data plan (6 kinds)

•   LTE-550/650/750/950/1100/1300

•   Temporary plan only for 3 months

•   Promotion period: 2.1 ~4.30

<2013.4>

•   LTE everyone olleh (4.1)

•   Everyone olleh 35/45/55/65/75/85/100/125

•   Unlimited voice within on-net customers

<2012.1>

•   LTE price plan

•   LTE-only price plan

•   340/420/520/620/720/850/1000

•   Provide safe cut option and safe zone(20% for 3 months) to prevent billing shock

•   Provide LTE sponsor discount

•   Call promotion among KT mobile customers (~6.30): Provide maximum 1,000 minutes on-net calls

<2012.4>

•   Expand data benefits for LTE plan

•   Provide 1.5X ~ 2X more data than given data

•   LTE segment plan

•   LTE-Al plan (4 kinds for youth), LTE-golden plan(2 kinds for over 65)

•   Unlimited Voice for one designated on-net number

<2014.4>

•   Voice/SMS/Data unlimited package launch (4.1)

•   Unlimited79 launch(4.7)

•    LTE Selective plan additional launch (4.28)

•   Add on-net unlimited voice option

•   Fixed-Line & Wireless Unlimited (4.22)

•   Unlimited 67/77/97/129

•   Free voice calls from KT to KT and other carriers users, free fixed-line voice calls

•   Promotion plan: 4.22 ~ 10.31

<2013.6>

•   3G everyone olleh (6.17)

•   3G everyone olleh 35/45/55

<2012.5> • Simple discount program • Provide discount for self-terminal with the introduction of a blacklist program <2012.7> • LTE-1250 plan • VIP plan providing on-net unlimited voice calls

•   On-net unlimited selective 100min/250M, Wideband safe unlimited 73.3, etc.(21 kinds)

<2014.6>

•   Contents bundled data unlimited package launch

•   Unlimited87 launch (5.28)

•   Additional benefit for unlimited 97 (6.1)

•   Provide free contents package for unlimited 87/97/129 (6.1)

<2014.7>

•   Wireless bundle products promotional launch

•   Family wireless discount(7.01~10.31)

<2014.8>

•   Disabled plan with plenty video offering

•   LTE Sonmal sharing69 launch(8.31)

<2014.9>

•   Wireless signup fee reduction

•   before : Won14,400

•   after : Won7,200

•   Strengthen benefits for vulnerable plan

•   Provide more data for disabled/Senior plan

•   Household Telecom bill reduction plan

•   Reduce Simple Charge voice rate(9.30) .( Won4.8 -> Won4.4)

•   LTE prepaid launch

•   LTE charge/LTE lite/LTE medium (9.30)

<2014.10>

•   Tariff discount launch which is substitute for handset subsidy

•   Tariff discount(subsidy substitute) (10.1)

•   Youth safe data plan launch

•   Youth safe data45 (10.31)

•    3G Fixed-Line & Wireless Unlimited (6.17)

•   3G Unlimited 67/77/97/129

•   Promotion plan: 6.17 ~ 10.31

•   LTE disabled plan (6.24)

•   LTE sound share/sigh language share

<2013.7>

•   Expand benefits for youth plan (7.1)

•   Double data promotion(~10.31)

•   Doule the given data

•   7.1 ~: only for unlimited plan customers

•   9.1 ~: for entire LTE customers

<2013.12>

•   Expand benefits for youth plan (12.1)

•   Smartphone plan for kids (12.1)

•   Expand benefits for senior (12.23)

<2012.8>

•   Plan for Galaxy (LTE-G plan)

•   LTE-G650/750

•   Provide 3,000 minutes on-net voice calls and data carry over(temporary)

<2012.11>

•   Additional Galaxy plan (LTE-G plan)

•   LTE-G550

<2012.12>

•   LTE olleh together

•   Differential discount according to the mobile plan

•   Strengthen olleh tv bundle to prepare ALL-IP base

<2014.11> • Net tariff plan without penalty launch • Net unlimited69, etc. 29 kinds (11.12~24) • Wearable handset only plan launch • Wearable plan (11.5) <2014.12> • Reduce feature phone data rate

Broadband

<2014.3.1>

•   New semester promotion

•   free internet event (Mar~Apr)

<2014.7.1>

•   Internet office promotion

•   Discount up to 35%

<2014.7.4>

•   Olleh soho Success-pack launch

•   Mandatory in-store communication products sale

•   Won20,000 with 3yrs contract

<2014.8.18>

•   Olleh internet launch

•   100Mbps

•   Won25,500 with 3yrs contract

<2014.10.20>

•   Olleh giga internet launch

•   1G/500Mbps

•   Won35,000/30,000 with 3yrs contract

<2014.10.20>

•   Giga internet launch promotion

•   Additional Won5,000 discount for ‘Olleh together’ subscriber

		<2013.7> • Internet all-right promotion • Period: 7.12 ~ 10.31 <2013.10> • Extend Internet all-right promotion • Period: ~ ’14.1.31	<2012.5> • Promotion • 2012 Internet free event (May ~ July) <2012.12> • Olleh internet MS office

IPTV

<2014.3>

•   New semester promotion

•   Provide Smart STB for free to 3 yrs contract new subscriber

<2014.9>

•   UHD STB launch

•   Upgraded to provide UHD definition and various smart functions

*   IPTV price plan reorganization (2015.1)

•   ollehTV live 10/15/25/34 launch

•   ollehTV live 10 : basic package providing 50 channels and 40k VOD libraries(Won 12,000)

•   ollehTV live 15 : basic package providing 80 channels and 40k VOD libraries(Won 18,400)

•   ollehTV live 25 : Combination package providing ollehTV live 15 and prime movie pack (Won 28,800)

•   ollehTV live 34 : Combination package providing ollehTV live 25 and catch on & catch plus, VIKI pay-tv channel (Won 40,000)

<2013.3>

•   New semester promotion

•   Provides one month basic fee discount with three-year contract

•   Period: 3.1 ~ 3.31

<2013.8>

•   olleh TV web transformation activate promotion

•   Discount STB rental fee for new customers with three years contract

•   Period: 8.28 ~ 10.31

•    olleh TV live all-right

•   More than 55 channels and 40,000 VOD

•   Basic fee: Won 14,000

<2013.9>

•   olleh TV Skylife all-right

•   168 channels and 40,000 VOD

•   Basic fee: Won 14,000

<2013.12>

•   Long-term users re-commitment discount

•   Additional discount by contract period (3~5%)

<2012.3>

•   New semester promotion

•   Discount STB rental fee for new customers with three years contract

•   Period: 3.1 ~ 3.31

<2012.5>

•   olleh tv Skylife STB rental fee cuts

•   Won 4,000 -> Won 2,000 (three years contract)

<2012.9>

•   Low income group digital transformation promotion

•   Won 2,000 basic fee cuts with three years contract

•   Period: 9.1 ~ 12.31

<2012.10>

•   Smart STB launch

VoIP	Same as Right	<2013.1> • VoIP incoming call only service launch • Rate: Won 3,000/mo <2013.2> • Discontinue messenger phone service <2013.11> • VoIP HD phone launch

<2012.1>

•   Introduce ‘olleh club’ program(1.1)

<2012.5>

•   olleh VoIP biz-call launch(5.1)

•   Rate: Won 4,000/port

•    Relaxed plan (5.22)

•   Rate : Won 10,000/mo

•   Unlimited on-net voice calls and 100 minutes free call for KT mobile/other carriers

<2012.8> • Media CID for corporate (8.6) • Rate: Won 6,000/line <2012.9> • Home-hub special launch(9.10)

<2012.10> • Plan for Smart home phone • Rate(based on 2 yrs contract) • Smart home B: Won 3,500/mo. • Smart home C: Won 6,000/mo. • Smart home D: Won 10,000/mo. • Smart home E: Won 14,000/mo.

Bundle

<2014.2>

•   ‘All-IP alright bundle promotion’ normalization

<2014.4>

•   Wireless-wireline bundle product ‘LTE olleh together2’ launch

•   Provide Won3,000~8,000 basic fee discount based on price plan

•   Rename bundle product

•   All IP alright -> Internet olleh together

•   Improve bundle product

•   Strengthen discount benefit for internet olleh together mobile 2 lines

<2014.5>

•   Improve internet olleh together mobile sign up conditions : Include 3G

<2014.6>

•   Olleh SOHO success-pack launch

<2014.9>

•   Internet olleh together : Strengthen 1 line discount

•   Business account bundle product : increase VoIP able to bundle lines (50 lines -> 100 lines)

<2013.1>

•   Expand bundling product for ‘Internet swing’

•   Add LTE data product

<2013.2>

•   Expand bundling product for ‘4G Smart plan’

•   Add Style plan subscribers

<2013.3>

•   Promotion

•   ollehTV Skylife new semester promotion (3.1 ~ 3.31)

•   Expand bundling product for ‘LTE olleh together’ and ‘4G Smart plan’

•   Add LTE unlimited data promotion plan

<2012.7>

•   Adjust condition for smart discount of ‘olleh together’

<2012.9>

•   ‘PSTN + IPTV’

•   Discount PSTN basic fee when bundled with IPTV

•   PSTN basic fee: Won 2,000 (only for over 65 and three years contract)

<2012.12>

•   ‘LTE olleh together’ launch

•   Mobile basic fee discount: Won 1,500 ~ Won 10,000 (Depending on monthly plan)

•   Discount Won 2,000 of internet basic fee when bundled with IPTV and mobile with three years contract

<2014.10>

•   launch new product compatible with giga internet

•   Discount won2,000 ~ 35,000

•   Bundle promotion in accordance with giga internet launch

•   Period : ~ ’15. April

•   Discount up Won5,000

<2014.12>

•   Business account bundle product

•   Integrate similar products and improve subscription terms

•	KT Sat

KT Sat is providing satellite based services. As the price for those services is based on terms of condition, there are no changes in those pricing rates.

•	KT Powertel

When based on the general plan, the basic monthly fee is Won 17,000 and, there are additional fees of Won 12 per 10 seconds on individual radio calls, Won 22 on group calls, and Won 1.7(per second) on mobile voice calls.

•	Olleh Rwanda Networks Ltd

There is no change with whole sale rate since commercialization in Nov. 2014

•	There are two options for retail sellers

Option#1) Single standard wholesale rate(include international internet service) : $3.25/GB

Option#2) Wholesale rate by rating group (include international internet service)

Rating Group (Retail Product Type)	Price (USD/GB)	Description
1GB or less	3.75
Above 1GB to 3GB	3.50
Above 3GB to 10GB	3.25
Above 10GB to 100GB	3.15
100GB and unlimited	3.00	Limited until 512kbps over 100GB
200GB and unlimited	3.00	Limited until 1Mbps over 200GB

•	white-label wholesale product : “Monthly Unlimited Pack”

Products	Composition of Products	Wholesale Price
500MB per day (15.6)	Speed throttle down to 128Kbps when daily usage is over 500MB	$18/m(monthly flat rate, no return for unused data)
1GB per day (15.2)	Speed throttle down to 128Kbps when daily usage is over 1GB	$36/m(monthly flat rate, no return for unused data)
2GB per day (15.6)	Speed throttle down to 256Kbps when daily usage is over 2GB	$72/m(monthly flat rate, no return for unused data)
MUP Smart (15.6)	Speed throttle down to 128Kbps when it is over 500MB in specific time zone(00:00~08:00, 08:00~24:00)	$20/m(monthly flat, no return for unused data)
CSFB Daily & Weekly Packs (15.10))	Daily usage limit : 1GB(4G smartphone user target)	$1.4/GB (flat rate, no return for unused data)
4GB per day(16.1)	Speed throttle down to 512Kbps when daily usage is over 4GB	$137/m(monthly flat, no return for unused data)
CSFB Monthly Packs (16.2e)	Daily usage limit : 1GB(4G smartphone user target)	$1.4/GB (flat rate, no return for unused data)
Data Only Daily & Weekly Packs (16.3e)	Daily/Weekly products(ISP centered sales)	$1.4/GB (flat rate, no return for unused data)

•	Credit Cards Business (BC Card)

(Unit: Won)
Category	2015	2014	2013
Member Store fee rate	1.50 ~ 2.70	1.50 ~ 2.70	1.50 ~ 2.70
Installment fee rate	11.00 ~ 18.50	11.00 ~ 18.50	11.00 ~ 18.50
Cash service interest rate	9.80 ~ 25.70	15.00 ~ 25.92	15.00 ~ 25.92
Card loan (credit loan)	-	-	-

•	Real estate development, rental and management (KT Estate)

KT estate provides real estate development and lease and maintenance service. The price for each service cannot be calculated due to the different nature of each business segment.

•	Human Resource Management (HNC Network)

				(unit: Won thousand)
Category	2015	2014	2013	Note
Subcontract	2,490	2,434	2,386	Average subcontract, dispatch commission / person
Dispatch	1,625	1,594	1,578

•	Network Securities (Initech Corp)

			(Unit: Won thousand)
Category		2015	2014
Certification and encryption	PKI	5,000	5,000
	INISAFE Web	6,489	17,125
	SAFE DB	7,460	5,655
Integrated Security Management	INISAFE NEXESS	7,161	200
	INISAFE SA	3,989	147

•	Financing business (Smartro)

Price may change depending on the credit card company and services. The average price in 2015 decreased by 4.6% compare to that of 2014 because of merchant fee cut.

•	Music contents (KT Music)

Category	Detail	2015. 4Q
Record	CD	8,000
Online streaming	Download 30 music + streaming	9,000
	Download 100 music + streaming	12,000
	Smart Download + streaming	7,000
	Download 30 music	6,000
	Download 100 music	9,000
	Online streaming	6,000
	Smart streaming (only for smart seduces)	5,000

➢	Main reason of price change : Reflecting collecting policy for copyright holder’s rights and neighboring rights fees

•	Submarine Cable Construction (KT Submarine)

Price changes cannot be calculated due to the nature of the business.

•	Security and Guards (KT Telecop)

The company provides a variety of services, and the price varies depending on the services provided.

•	Advertising (Nasmedia)

The company provides a variety of services such as online advertisements, digital video advertisements, and etc. It is not possible to calculate the price per item for all of these services.

•	Software development and distribution (KT DS)

A price for IT services varies depending on the software price.

•	MVNO (KT M mobile)

Products	2015		2014
Mobile	2015.01	LTE Standard(WiFi)	2014.07	Standard Plan
(Postpaid)		M Substance 19		No Contract 3G USIM 05/17/18/22/23
		M Welfare 8000, M welfare LTE 45		No Contract LTE USIM 18/21/23/26/31
	2015.02	M LTE 19/24/29	2014.11	M Substance 16
		No Contract LTE 43 (unlimited voice)		M Unlimited Voice in network LTE 35/45/55
	2015.03	M Substance 17		M Unlimited Voice in network 3G 35/45/55
	2015.05	M Substance 22
	2015.06	Absolute Discount
	2015.07	M 119 Zero
M Unlimited Voice in network LTE
35/45/55(roll over)
	2015.08	No Contract LTE USIM 17
LTE Absolute Discount
	2015.09	M Youth LTE 19/24
M Unlimited Voice USIM 205
M Unlimited Voice 285/325
	2015.10	No Contract LTE USIM 13
M Unlimited Voice USIM 258/298
	2015.11	M Unlimited Voice 425
M Unlimited Voice USIM 348
	2015.12	M Data Only USIM 3.2GB
M Absolute Discount
Mobile (Prepaid)	2015.02 2015.09	M Soldier M LTE Basic	2014.07 2014.09 2014.12	M Free/Basic/Power M World M Basic (WiFi)

•	Directory Assistance Business (KTIS, KTCS)

•	KTCS

Item	2015	2014	2013

114 directory assistance	Won120 (Night/Holidays Won140)	Won120 (Night/Holidays Won140)	Won120 (Night/Holidays Won140)

Priority number assistance	Won30,000 / month (same standard)	Won30,000 / month (same standard)	Won30,000 / month (same standard)

•	KTIS

Item		2015						2014						2013
Contact center	114 directory assistance	Won120 (Night/Holidays Won140)						Won120 (Night/Holidays Won140)						Won120 (Night/Holidays Won140)
	KTCustomer center	Grade	S	A	B	C	D	Grade	S	A	B	C	D	Won2,493
		Amount	2,542	2,480	2,442	2,405	2,380	Amount	2,504	2,455	2,430	2,356	2,306	Won2,432
		ø Apply monthly SLA performance linked rate						ø Apply monthly SLA performance linked rate
		(unit : Won thousand/mo, person)						(unit : Won thousand/mo, person)						(unit: Won thousand/mo, person)
	Contact center	2,220( unit : Won thousand/mo, person)						2,284( unit : Won thousand/mo, person)						2,284 ( unit : Won thousand/mo, person)
Priority Number assistance	Monthly fixed rate (Won)	1 group	2 group	3 group	4 group	5 group		1 group	2 group	3 group	4 group	5 group		1 group	2 group	3 group	4 group	5 group
	Megalopolis	delete						65,000	63,000	60,000	55,000	52,000		65,000	63,000	60,000	55,000	52,000
	City	55,000	53,000	50,000	45,000	42,000		55,000	53,000	50,000	45,000	42,000		55,000	53,000	50,000	45,000	42,000
	Borough	44,000	42,000	40,000	36,000	34,000		44,000	42,000	40,000	36,000	34,000		44,000	42,000	40,000	36,000	34,000
	Dong	33,000	31,000	30,000	27,000	26,000		33,000	31,000	30,000	27,000	26,000		33,000	31,000	30,000	27,000	26,000

Satellite Broadcasting (KT Skylife)

(Unit: Won)
Services				2015				2013				2012
				1Q	2Q	3Q	1Q	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q
Skylife	UHD Blue	3yrs	Subscription	—	15,000	15,000	15,000	—	—	—	—	—	—	—	—
			Install fee	—	—	—	—	—	—	—	—	—	—	—	—
		5yrs	Subscription	—	14,000	14,000	14,000	—	—	—	—	—	—	—	—
			Install fee	—	—	—	—	—	—	—	—	—	—	—	—
	UHD Green	3yrs	Subscription	—	13,000	13,000	13,000	—	—	—	—	—	—	—	—
			Install fee	—	—	—	—	—	—	—	—	—	—	—	—
		5yrs	Subscription	—	12,000	12,000	12,000	—	—	—	—	—	—	—	—
			Install fee	—	—	—	—	—	—	—	—	—	—	—	—
	UHD On	3yrs	Subscription	—	11,000	11,000	11,000	—	—	—	—	—	—	—	—
			Install fee	—	—	—	—	—	—	—	—	—	—	—	—
		5yrs	Subscription	—	10,000	10,000	10,000	—	—	—	—	—	—	—	—
			Install fee	—	—	—	—	—	—	—	—	—	—	—	—
	HD Blue	3yrs	Subscription	14,000	14,000	14,000	14,000	16,000	14,000	14,000	14,000	16,000	16,000	16,000	16,000
			Install fee	—	—	—	—	—	—	—	—	—	—	—	—
		5yrs	Subscription	13,000	13,000	13,000	13,000	15,000	13,000	13,000	13,000	15,000	15,000	15,000	15,000
			Install fee	—	—	—	—	—	—	—	—	—	—	—	—
	HD Green	3yrs	Subscription	12,000	12,000	12,000	12,000	12,000	12,000	12,000	12,000	12,000	12,000	12,000	12,000
			Install fee	—	—	—		—	—	—	—	10,000		—	—
		5yrs	Subscription	11,000	11,000	11,000	11,000	12,000	11,000	11,000	11,000	12,000	12,000	12,000	12,000
			Install fee	—	—	—	—	—	—	—	—	—	—	—	—
	HD On	3yrs	Subscription	10,000	10,000	10,000	10,000	9,000	10,000	10,000	10,000	9,000	9,000	9,000	9,000
			Install fee	—	—	—	—	—	—	—	—	20,000	—	—	—
		5yrs	Subscription	9,000	9,000	9,000	9,000	8,000	9,000	9,000	9,000	8,000	8,000	8,000	8,000
			Install fee	—	—	—	—	—	—	—	—	10,000	—	—	—

OTS (Flat rate service launched in 2Q10	UHD OTS 15	3yrs	Subscription	—	15,000	15,000	15,000	—	—	—	—	—	—	—	—
			Install fee	—	—	—	12,000	—	—	—	—	—	—	—	—
	UHD OTS 12	3yrs	Subscription	—	10,000	10,000	10,000	—	—	—	—	—	—	—	—
			Install fee	—	—	—	—	—	—	—	—	—	—	—	—
	UHD OTS 10	3yrs	Subscription	—	10,000	10,000	10,000	—	—	—	—	—	—	—	—
			Install fee	—	—	—	—	—	—	—	—	—	—	—	—
	OTS 15	3yrs	Subscription	—	15,000	15,000	15,000	—	—	—	—	—	—	—	—
			Install fee	—	—	—	—	—	—	—	—	—	—	—	—
	OTS 12	3yrs	Subscription	—	15,000	15,000	12,000	—	—	—	—	—	—	—	—
			Install fee	—	—	—	—	—	—	—	—	—	—	—	—
	OTS 10	3yrs	Subscription	—	10,000	10,000	10,000	—	—	—	—	—	—	—	—
			Install fee	—	—	—	—	—	—	—	—	—	—	—	—

➢	All-Right (Internet+TV+Mobile) was launched in September to secure price competitiveness (Bundled price: Won 290,000)

➢	Happy promotion (additional Won 3,000 discount on TV) : 2013 July ~2014 February

➢	Unification desire promotion (additional Won 3,000 discount on TV) : 2014 May ~2014 July

3. Matters Related to Revenue

A. Performance in Terms of Revenue

•	Telecommunication (KT, KT Powertel, KT Sat, Olleh Rwanda Networks, Ltd.)

²	KT

						(Unit: Won million)
Category	2015		2014		2013
	Amount	%	Amount	%	Amount	%
Service revenue	14,505,385	85.6%	14,408,096	82.6%	14,205,196	79.2%
Merchandise sales (*)	2,436,972	14.4%	3,027,707	17.4%	3,731,883	20.8%

Total	16,942,357	100.0%	17,435,803	100.0%	17,937,079	100.0%

➢	figures are calculated based on K-IFRS

²	KT Sat

						(Unit: Won million)
Category	2015		2014		2013
	Amount	%	Amount	%	Amount	%
Gap filler rentals	83,881	62.96%	80,628	57.9%	84,397	57.8%
Data transmission	13,195	9.90%	13,625	9.8%	14,224	9.7%
Video transmission	10,295	7.73%	8,520	6.1%	9,326	6.4%
Mobile satellite service	14,546	10.92%	14,967	10.8%	16,375	11.2%
Others	11,311	8.49%	21,412	15.4%	21,671	14.8%

Total	133,228	100.0%	139,152	100.0%	145,993	100.0%

➢	figures are calculated based on K-IFRS

²	KT Powertel

						(Unit: Won million)
Category	2015		2014		2013
	Amount	%	Amount	%	Amount	%
Frequency Trunked Communications	70,957	68.3%	85,277	81.3%	94,856	84.1%
Mobile Handsets	27,525	26.5%	16,923	16.1%	13,104	11.6%
Others	5,369	5.2%	2,666	2.5%	4,783	4.2%

Total	103,851	100.0%	104,866	100.0%	112,743	100.0%

➢	figures are calculated based on K-IFRS

²	Olleh Rwanda Networks, Ltd

						(Unit: Won million)
Category	2015		2014		2013
	Amount	%	Amount	%	Amount	%
LTE	1,929	25.4%	520	13.2%	—	—
Fixed	5,506	72.5%	3,418	86.8%	—	—
Other	159	2.1%	0	0.0%	—	—

Total	7,594	100.0%	3,939	100.0%	—	—

➢	Source: ORN financial statements, 2015

➢	ORN established in 2013.

•	Credit Cards Business (BC Card)

						(Unit: Won million)
Category	2015		2014		2013
	Amount	%	Amount	%	Amount	%
Card revenue	205,030	5.9%	202,420	6.1%	211,788	6.9%
Credit card processing	2,948,177	84.1%	2,857,252	86.7%	2,618,188	84.7%
Additional service	91,803	2.6%	94,860	2.9%	135,956	4.4%
Others	259,085	7.4%	139,767	4.2%	124,092	4.0%

Total	3,504,095	100.0%	3,294,299	100.0%	3,090,024	100.0%

➢	Card revenue includes commissions from member companies for the proxy act of card related work.
➢	Additional services include revenue from insurance, telecommunication, travel and etc.
➢	figures are calculated based on K-IFRS

•	Satellite Broadcasting (KT Skylife)

						(Unit: Won million)
Category	2015		2014		2013
	Amount	%	Amount	%	Amount	%
Monthly fee	346,822	55.4%	367,652	59.0%	380,880	63.4%
Channel	167,548	26.7%	151,317	24.3%	134,212	22.4%
Advertising	24,029	3.8%	21,158	3.4%	17,410	2.9%
Others	87,999	14.0%	82,673	13.3%	67,799	11.3%

Total	626,398	100.0%	622,800	100.0%	600,302	100.0%

➢	Channel revenue: channel rental revenue + commission for home shopping transmissions.
➢	figures are calculated based on K-IFRS

•	Human Resource Management (HNC Network)

						(Unit: Won million)
Category	2015		2014		2013
	Amount	%	Amount	%	Amount	%
Contract	29,811	91.3%	28,112	93.9%	28,512	94.3%
Outsourcing	2,833	8.7%	1,817	6.1%	1,732	5.7%

Total	32,645	100.0%	29,929	100.0%	30,244	100.0%

➢	figures are calculated based on K-IFRS

•	Security Business (Initech)

						(Unit: Won million)
Category	2015		2014		2013
	Amount	%	Amount	%	Amount	%
Certification & Encryption (PKI, SAFE DB)	5,423	9.6%	6,662	14.7%	8,765	17.2%
Total Security Solution (INISAFE NEXESS, SA)	2,350	4.1%	1,790	3.9%	3,293	6.5%
Equipment Sales	669	1.2%	136	0.3%	569	1.1%
Finance ASP	10,025	17.7%	11,283	24.8%	10,919	21.5%
SI	10,384	18.2%	5,825	12.8%	11,219	22.1%
Products	14,261	25.1%	10,769	23.7%	9,887	19.4%
ITO	8,447	14.9%	4,264	9.4%	2,211	4.3%
Outsourcing	4,928	8.7%	4,455	9.8%	3,709	7.3%
Rental Revenue	268	0.5%	265	0.6%	265	0.5%

Total	56,755	100.0%	45,449	100.0%	50,836	100.0%

•	Financial Business (Smartro)

						(Unit: Won million)
Category	2015		2014		2013
	Amount	%	Amount	%	Amount	%
Product	6,476	4.2%	3,848	2.7%	5,399	3.8%
Outsourcing	145,945	95.8%	137,054	97.3%	135,646	96.2%

Total	152,421	100.0%	141,352	100.0%	141,045	100.0%

•	Machine and related product wholesale (KT M&S)

						(Unit: Won million)
Category	2015		2014		2013
	Amount	%	Amount	%	Amount	%
Product	636,601	74.7%	626,541	70.8%	635,573	71.9%
Commission	216,177	25.3%	258,845	29.2%	248,398	28.1%

Total	852,778	100.0%	885,386	100.0%	883,971	100.0%

➢	figures are calculated based on K-IFRS

•	Contents Distribution (KT Hitel)

						(Unit: Won million)
Category	2015		2014		2013
	Amount	%	Amount	%	Amount	%
Contents Distribution (IP Contents)	54,509	34.0%	47,692	35.0%	50,578	38.8%
Platform Construction, R&D	64,668	40.3%	62,039	45.6%	69,673	53.5%
TV Shopping	41,318	25.7%	26,306	19.3%	7,751	5.9%
Fixed/Wireless Internet & Game	49	0.0%	41	0.0%	2,335	1.8%

Total	160,545	100.0%	136,078	100.0%	130,337	100.0%

➢	Most of sales are generated domestically.

•	E- Commerce (KT Commerce)

						(Unit: Won million)
Category	2015		2014		2013
	Amount	%	Amount	%	Amount	%
Product	586,762	99.87%	514,928	99.8%	450,355	99.8%
Others	742	0.13%	890	0.2%	944	0.2%

Total	587,504	100.0%	515,818	100.0%	451,299	100.0%

➢	figures are calculated based on K-IFRS

•	Music contents (KT Music)

						(Unit: Won million)
Category	2015		2014		2013
	Amount	%	Amount	%	Amount	%
Music business	86,772	97.3%	85,261	98.8%	50,056	98.5%
Others	2,407	2.7%	1,079	1.2%	772	1.5%

Total	89,179	100.0%	86,340	100.0%	50,828	100.0%

➢	Music Business: Genie, Olleh Music and other ASP sales, contents distribution and etc.
➢	Others: Outsourcing and others.

•	Submarine Cable Construction(KT Submarine)

						(Unit: Won million)
Category	2015		2014		2013
	Amount	%	Amount	%	Amount	%
Construction	43,817	65.9%	49,739	64.9%	57,152	69.2%
Maintenance & Repair	12,615	18.9%	13,534	17.7%	9,651	11.7%
Others	9,986	15.2%	13,380	17.4%	15,837	19.1%

Total	66,418	100.0%	76,653	100.0%	82,640	100.0%

➢	figures are calculated based on K-IFRS

•	Security and Guards (KT Telecop)

						(Unit: Won million)
Category	2015		2014		2013
	Amount	%	Amount	%	Amount	%
Security service	295,244	98.2%	254,480	99.0%	237,380	99.7%
Distribution	4,882	1.6%	1,942	0.8%	—	—
Others	522	0.2%	607	0.2%	655	0.3%

Total	300,648	100.0%	257,029	100.0%	238,035	100.0%

➢	figures are calculated based on K-IFRS

•	Advertising (Nasmedia)

						(Unit: Won million)
Category	2015		2014		2013
	Amount	%	Amount	%	Amount	%
Advertising	45,490	100.0%	29,855	100.0%	24,754	100.0%

Total	45,490	100.0%	29,855	100.0%	24,754	100.0%

➢	figures are calculated based on K-IFRS

•	Software development and provider (KT DS)

						(Unit: Won million)
Category	2015		2014		2013
	Amount	%	Amount	%	Amount	%
Product	74,372	17.8%	14,627	4.1%	78,277	13.6%
Outsourcing	342,708	82.2%	338,653	95.9%	495,121	86.4%

Total	417,080	100.0%	353,280	100.0%	573,398	100.0%

➢	figures are calculated based on K-IFRS

•	Directory Assistance Business (KTCS, KTIS)

KTCS						(Unit: Won million)
Category	2015		2014		2013
	Amount	%	Amount	%	Amount	%
Olleh customer service (1)	207,098	43.0%	182,201	41.6%	149,674	37.8%
Contact business (2)	78,061	16.2%	75,380	17.2%	75,121	19.0%
114 business (3)	36,795	7.6%	34,763	7.9%	39,963	10.1%
Number priority business (4)	32,782	6.8%	35,168	8.0%	38,236	9.7%
Distribution (5)	119,169	24.7%	102,875	23.5%	87,633	22.1%
Others (6)	7,838	1.6%	7,651	1.7%	5,597	1.4%

Total	481,741	100.0%	438,038	100.0%	396,223	100.0%

➢	(1) KT’s representative product, contact business

➢	(2) Open market contact business providing service to public institution (City Hall, KAMCO, Ministry of Employment and Labor) and corporations (Skylife, KB Card, and Nonghyup)

➢	(3) Telephone number searching service for when customers call in at 114

➢	(4) Telephone number priority service when customers call in at 114 for unspecified store numbers

➢	(5) Selling products of KT, under a contract with KT

➢	(6) Other business includes sales consulting, leasing and etc.

KTIS						(Unit: Won million)
Category	2015		2014		2013
	Amount	%	Amount	%	Amount	%
Outsourcing (1)	213,075	46.21%	203,884	45.24%	183,583	47.35%
Number priority business (2)	30,315	6.57%	33,260	7.38%	37,612	9.70%
Call center business (3)	73,629	15.97%	76,830	17.05%	77,004	19.86%
Distribution (4)	128,970	27.97%	131,621	29.21%	85,841	22.14%
Others	15,108	3.28%	5,068	1.12%	3,677	0.95%

Total	461,098	100%	450,663	100%	387,720	100%

➢	(1) Telephone number searching business and KT customer service

➢	(2) Telephone number priority service when customers call in at 114 for unspecified store numbers

➢	(3) Call center service provided other than KT

➢	(4) Outsourcing, prepaid card/phone service, mobile sale, and other resell of KT product

•	MVNO (KT M mobile)

						(Unit: Won million)
Category	2015		2014		2013
	Amount	%	Amount	%	Amount	%
Product (Pre-paid)	366	0.9%	—	—	—	—
Service(Pre-paid)	2,301	5.4%	—	—	—	—
Product (Post-paid)	25,862	60.9%	—	—	—	—
Service(Post-paid)	13,907	32.8%	—	—	—	—
Product (Pre-paid)	42,436	100.0%	—	—	—	—

Total	366	0.9%	—	—	—	—

➢	figures are calculated based on K-IFRS

B. Channels and Methods of Sales

•	Telecommunication (KT)

•	Sales structure

(3) Methods and Conditions of Sales

[Discount rates based on Contract Periods]

(KRW)	1 Year	2 Years	3 Years	4 Years
Olleh GiGA internet	5,000	10,000	15,000	—
Olleh GiGA internet compant	4,000	8,000	12,000	—
olleh internet	3,000	6,000	10,500	—
KORNET (Express/Premium)	5%	10%	15%	—
olleh TV (Live/VOD)	5%	10%	20%	—

[Additional discounts after the Three-Year contract]

Category	After 3 Years	After 4 Years	After 5 Years	Remarks
olleh internet	2%	3%	5%	—
KORNET (Express/Premium)	2% (for additional 1 year)	3% (for additional 2 years)	5% (for additional 3 years)	When subscribers sign extend contracts

➢	No additional discounts are available for new subscribers signing after November 1, 2008.

[Additional discounts for olleh internet subscribers renewing contracts]

Category	Renewal for 1 year		Renewal for 2 years		Renewal for 3 years		Renewal for 4 years
Type A	Won	1,000	Won	2,000	Won	3,000	Won	4,000
Type B		—		5%		10%		—

[Mobile admission fee discounts]

	2015	2014	2013
Discount rate	100% (Won 7,200 -> Won 0)	70% (Won 14,400 -> Won 7,200)	40% (Won 24,000 -> Won 14,400)

➢	VAT included

[Smart-sponsor Discount Plans]

				(Unit: Won/Month, VAT excluded)
Type of plan	Basic fee	Amount of monthly discount		Amount of total discount
		1-yr subscription	2-yr subscription	1-yr subscription	2-yr subscription
i-slim	34,000	5,000	13,000	60,000	312,000
i-teen	34,000	5,000	13,000	60,000	312,000
i-light/talk	44,000	8,000	16,000	96,000	384,000
i-value	54,000	10,000	18,000	120,000	432,000
i-medium	64,000	13,000	21,000	156,000	504,000
i-special	78,000	16,000	24,000	192,000	576,000
i-premium	94,000	22,000	30,000	264,000	720,000
DIY 340	34,000	5,000	13,000	60,000	312,000
DIY 440	44,000	8,000	16,000	96,000	384,000
DIY 540	54,000	11,000	19,000	132,000	456,000
DIY 640	64,000	13,000	21,000	156,000	504,000
DIY 790	79,000	16,000	24,000	192,000	576,000
Style 270	27,000	1,500	8,500	18,000	204,000
Style 320	32,000	3,000	11,000	36,000	264,000
Style 350	35,000	5,000	13,000	60,000	312,000
Style 450	45,000	8,000	16,000	96,000	384,000
Style 550	55,000	10,000	18,000	120,000	432,000
Style 750	75,000	15,000	23,000	180,000	552,000
Style 950	95,000	22,000	30,000	264,000	720,000
Al-smart 340	34,000	5,000	11,000	60,000	264,000
Al-smart 440	44,000	7,000	14,500	84,000	348,000
Campus-smart 340	34,000	5,000	13,000	60,000	312,000
Campus-smart 440	44,000	8,000	16,000	96,000	384,000

➢	VAT excluded.

➢	If contract is cancelled before its minimum term, customers would have to return tariff discounts that were applied

➢	When contracted for 2-years, tariff discounts are applied till 30 months, and after contract periods cancellation penalties are not levied

[Wireless/Wireline On-net Unlimited Voice Plans]

•	Applies to two tariff plans: the i-Premium and the Voice 2000 tariff plan.

•	Customers under these two plans are available for wireline/wireless on-net unlimited voice service.

(Unit: Won/Month, VAT excluded)
Tariff Plan	i-Premium	Voice 2000(subscription limited)
Basic Fee	94,000	96,000
Basic Service	Wireline/wireless on-net voice unlimited	Wireline/wireless on-net voice unlimited
	Off-net 800 minutes	Off-net 2000 minutes
	SMS 1,000 units	None
	Data Unlimited	None
Tariff discount (if subscribed to SHOW-king Sponsor)	22,000	25,000

➢	VAT excluded.

[i-Teen and Silver Tariff Plan]

(Unit: Won/Month, VAT excluded)
Tariff Plan	i-Teen	Hyo
Basic Fee	34,000	8,800
Available Subscribers	Teens under 18	Ages 65 and over
Free Benefits	29,000 Al	Voice 30 minutes/Video Chat 30 minutes
	SMS 4,000 units	SMS 30 units
	-	For one designated line, 30% voice discount Provision of “Smart Safeguard”
Tariff discount (if subscribed to SHOW-king Sponsor)	13,000	-

➢	VAT excluded

[Tethering Service Policy]

•	When connected to internet service by tethering, (if not noticed otherwise) data will be deducted against the customers’ basic tariff plan that includes the data provision (Data plus monthly price plan, i-tariff plan, LTE tariff plan) .

[(3G) Data Sharing Service]

•	Price: Won 3,000/month

•	Without an additional subscription fee or basic fee, customers can enjoy data sharing service (up to 5 lines for modem)

•	Data can be shared within the standard data that are stated in each tariff plan

[LTE Data Sharing Service]

•	Price: 7,500won/month per device

•	For customers under the LTE tariff plan, LTE data sharing service is provide for free up to 2 smart devices (pad, smart PC, smart camera and etc.). Starting from the third device, Won 7,500/month will be additionally levied.

[Data Roll-Over Service]

•	Without additional fee, data can be rolled over to the next month.

•	Applicable tariff plan: Wireline/wireless unlimited voice(LTE/3G), Everybody Olleh(LTE/3G), LTE-G550/G650/G750/850/1000/1250: i-Slim/Talk/Light.

A La Carte Plans

•	Adjustable voice/data/SMS volumes at own choice with fixed free basic volume.

	(Unit: Won, VAT excluded)
Price plan	Basic fee	Charge				Adjustable volume	SHOW-king sponsor discount
		Voice	SMS	Data
		(per 10 seconds)	(per one)	(per 0.5KB)
A La Carte 340	34,000	18	20	0.25	Free data of 50MB offering	25,000	5,000
A La Carte 440	44,000	18	20	0.25		36,000	8,000
A La Carte 540	54,000	18	20	0.25		48,000	11,000
A La Carte 640	64,000	18	20	0.25		67,000	13,000
A La Carte 790	79,000	18	20	0.25		96,000	16,000

Unlimited 3G Data Plans

•	Subscribers who signed up for the basic fees at a minimum of Won 54,000 can use unlimited 3G data services with no additional charges.

(Unit: Won, Minute)
		Carryover data plans			Unlimited data plans
Basic Fee		i-Slim	i-Talk	i-Lite	i-Value	i-Medium	i-Special	i-Premium
		34,000	44,000	44,000	54,000	64,000	78,000	94,000
Benefits	Voice	150	250	200	300	400	600	Unlimited on-net 800 minutes off-net
	SMS	200	300			400	600	1,000
	Data	Data roll-over			Unlimited 3G data
		100MB	100MB	500MB
		Unlimited WiFi data

➢	The same applies to iPhone lifetime tariff plan, VAT excluded.

Olleh Data Forever

•	3G tariff plan that are usable on tablet PC such as i-pad and etc.

	(Unit: Won, Minute)
Product	Basic fee	Data	After data exceeds	Tariff discounts	Additionally provided
Data forever 4G	42,500	4G	0.025won/0.5KB	18,000	WiFi Single Ucloud 50G
Data forever 2G	27,500	2G		11,500
Data forever 1G	22,500	1G		10,000

➢	VAT excluded

Al Smart Tariff Plan

•	Smartphone teen user suitable tariff plan

•	Unlimited Al-roll-over: Without any additional cost or period constraint up-to 150k AL can be rolled over

	(Unit: Won, VAT excluded)
Price plan	Basic fee	Charge			Adjustable volume	SHOW-king sponsor discount (Monthly)
		Voice	SMS	Data
		(per 10 seconds)	(per one)	(per 0.5KB)
AL Smart 190	19,000	25 AL	15 AL	0.02 AL	Basic AL 20,000 Data 150MB SMS 20,000 AL
AL Smart 240	24,000				Basic AL 28,000 Data 300MB SMS 20,000 AL
AL Smart 340	34,000				Basic AL 34,000 Data 500MB SMS 20,000 AL	11,000
AL Smart 440	44,000				Basic AL 52,000 Data 1GB SMS 20,000 AL	14,500

➢	VAT excluded

Kids AL115(3G) Tariff Plan

•	Tariff plan suitable for kids using 3G Smartphone

(Unit: Won, VAT excluded)
Price plan	Basic fee	Charge			Service provided
		Voice	SMS	Data
		(per 10 seconds)	(per one)	(per 0.5KB)
Kids AL 115(3G)	11,500	25 AL	15 AL	0.02 AL	Basic AL 12,000, SMS 750 AL ‘Smart Protection’ service free ‘’Safe Kids Phone’ service free

➢	VAT excluded

Net Tariff Plan(3G)

•	Net tariff plan that is free from tariff discount penalty

	(Unit: Won/Month, VAT excluded)
Type of plan	Basic fee	Voice (minute)	SMS (one)	Data (GB)	Others
Net Unlimited 3G 51	51,000	Unlimited	Unlimited	5
Net Unlimited 3G 61	61,000	Unlimited	Unlimited	10
Net Unlimited 3G 77	77,000	Unlimited	Unlimited	17
Net Unlimited 3G 99	99,000	Unlimited	Unlimited	25
Net Everybody olleh 28	28,000	130	Unlimited	750MB	Wireless on-net unlimited
Net Everybody olleh 34	34,000	185	Unlimited	1.5	Wireless on-net unlimited
Net Everybody olleh 41	41,000	250	Unlimited	2.5	Wireless on-net unlimited
Net i-slim	21,000	150	200	100MB
Net i-value	36,000	300	300	Unlimited
Net-talk share 23	23,000	Video chat 120	1,000	300MB
Net-voice share 23	23,000	250	100	300MB
Net AL 23	23,000	34,000 AL	20,000 AL	500MB
Net Golded 20	20,000	20,000 AL	—	300MB	30% discount on domestic voice for 3 designated lines ‘Smart Protection’ for free

➢	VAT excluded.

LTE Plans

•	Tariff plan for LTE services.

•	“ Safe Block Service” option available for customers to prevent billing shock on data over-consumption.

•	Three-months “Data safe-zone (provides additional 20% of basic data that are provided based on each tariff plan)” is provided to customers who do not select the “Safe Block Service.”

	(Unit: Won, VAT excluded)
Plan	Basic fee	Charge			Benefit
		Voice	SMS	Data
		(per second)	(per unit)	(per 0.5KB)
LTE-340	34,000	1.8	20	0.01	Voice 160 minutes Data 750MB, SMS 200
LTE-420	42,000	1.8	20	0.01	Voice 200 minutes Data 1.5GB, SMS 200
LTE-520	52,000	1.8	20	0.01	Voice 250 minutes Data 2.5GB, SMS 250
LTE-G550	55,000	1.8	20	0.01	Voice 250 minutes Wireless on-net 3,000minutes Data 2.5GB, SMS 250
LTE-620	62,000	1.8	20	0.01	Voice 350 minutes Data 6GB, SMS 350
LTE-G650	65,000	1.8	20	0.01	Voice 350 minutes Wireless on-net 3,000minutes Data 6GB, SMS 350
LTE-720	72,000	1.8	20	0.01	Voice 450 minutes Data 10GB, SMS 450
LTE-G750	75,000	1.8	20	0.01	Voice 450 minutes Wireless on-net 3,000minutes Data 10GB, SMS 450
LTE-850	85,000	1.8	20	0.01	Voice 650 minutes Wireless on-net 3,000minutes Data 14GB, SMS 650
LTE-1000	100,000	1.8	20	0.01	Voice 1050 minutes Wireless on-net 3,000minutes Data 20GB, SMS 1050
LTE-1250	125,000	1.8	20	0.01	Voice 1250 minutes Wireline/Wireless unlimited Data 25GB, SMS 2500

Voice promotion for olleh subscribers

Tariff Plan	Basic Fee	On-net voice provided	Others
LTE-520	52,000	1000 minutes	Only applicable for subscribers before June 30, 2012
LTE-620	62,000	3000 minutes
LTE-720	72,000	5000 minutes
LTE-850	85,000	7000 minutes
LTE-1000	100,000	10000 minutes

➢	VAT excluded.

LTE Sponsor Tariff Plan

	(Unit: Won, VAT excluded)
Category		Monthly discount		Total discount
Plan	Basic fee	1-yr subscription	2-yr subscription	1-yr subscription	2-yr subscription
LTE-340	34,000	2,500	7,000	30,000	168,000
LTE-420	42,000	7,000	11,000	84,000	264,000
LTE-520	52,000	10,000	14,000	120,000	336,000
LTE-G550	55,000	10,000	14,000	120,000	336,000
LTE-620	62,000	12,000	16,000	144,000	384,000
LTE-G650	65,000	12,000	16,000	144,000	384,000
LTE-720	72,000	14,000	18,000	168,000	432,000
LTE-G750	75,000	14,000	18,000	168,000	432,000
LTE-850	85,000	16,000	20,000	192,000	480,000
LTE-1000	100,000	20,000	24,000	240,000	576,000
LTE-1250	125,000	26,000	30,000	312,000	720,000

➢	If the contract is cancelled before its minimum term, customers will have to return the tariff discounts that were applied

➢	If the two year contract is selected, tariff discounts would be applied for a period of 30 months.

LTE Plan with strengthened data benefits

•	For the seven types of LTE tariff plans, the data provision would be strengthened by 1.5 to 2.0 times.

Tariff Plan	As-Is	To-Be
LTE-340	500MB	750MB
LTE-420	1GB	1.5GB
LTE-520	1.5GB	2.5GB
LTE-620	3GB	6GB
LTE-720	5GB	10GB
LTE-850	7GB	14GB
LTE-1000	10GB	20GB

Everybody Olleh tariff plan launched – LTE 8 type, 3G 3 type

•	Provide unlimited voice, video chat and SMS between Olleh customers

•	Three-months “Data safe-zone (provides additional 20% of basic data that are provided based on each tariff plan)” is provided to customers who do not select the “Safe Block Service.”

	(Unit: Won/Month, VAT excluded)
Tariff Plan	Basic Fee	Voice(Minutes)		SMS	Data
		On-net	Off-net
Everybody Olleh 35(LTE/3G)	35,000	Unlimited (Wireless)	130	Unlimited	750MB
Everybody Olleh 45(LTE/3G)	45,000		185		1.5GB
Everybody Olleh 55(LTE/3G)	55,000		250		2.5GB
Everybody Olleh 65(LTE/3G)	65,000		350		6GB
Everybody Olleh 75(LTE/3G)	75,000		450		10GB
Everybody Olleh 85(LTE/3G)	85,000		650		14GB
Everybody Olleh 100(LTE/3G)	100,000		1,050		20GB

LTE/Smart-Sponsor Tariff Discounts

	(Unit: Won/Month, VAT excluded)
Category		Monthly Discount		Total Discount
Tariff Plan	Basic Fee	1-yr subscription	2-yr subscription	1-yr subscription	2-yr subscription
Everybody Olleh 35(LTE/3G)	35,000	2,500	7,000	30,000	168,000
Everybody Olleh 45(LTE/3G)	45,000	7,000	11,000	84,000	264,000
Everybody Olleh 55(LTE/3G)	55,000	10,000	14,000	120,000	336,000
Everybody Olleh 65(LTE/3G)	65,000	12,000	16,000	144,000	384,000
Everybody Olleh 75(LTE/3G)	75,000	14,000	18,000	168,000	432,000
Everybody Olleh 85(LTE/3G)	85,000	16,000	20,000	192,000	480,000
Everybody Olleh 100(LTE/3G)	100,000	20,000	24,000	240,000	576,000
Everybody Olleh 125(LTE/3G)	125,000	26,000	30,000	312,000	720,000

➢	If the contract is cancelled before its minimum term, customers will have to return the tariff discounts that were applied

➢	If the two year contract is selected, tariff discounts would be applied for a period of 30 months.

Wireline/Wireless unlimited voice tariff plan launched – applies to LTE & 3G

•	Provides wireline, wireless unlimited voice and SMS (includes off-net voice).

(1)	Wireline/Wireless unlimited voice tariff plan (3G)

	(Unit: Won/Month, VAT excluded)
Tariff Plan	Basic Fee	Vocie	SMS	Data
Unlimited Voice 67(3G)	67,000	Unlimited	Unlimited	5GB
Unlimited Voice 77(3G)	77,000			9GB
Unlimited Voice 97(3G)	97,000			17GB
Unlimited Voice 129(3G)	129,000			Unlimited

(2)	Wireline/Wireless unlimited voice tariff plan (LTE)

			(Unit: Won/Month, VAT excluded)
Tariff Plan	Basic Fee	Vocie	SMS	Data	Cream Pack (Contents Pack)
Unlimited Voice 67(LTE)	67,000	Unlimited	Unlimited	5GB
Unlimited Voice 77(LTE)	77,000			9GB
Unlimited Voice 79(LTE)	79,000			Unlimited
Unlimited Voice 87(LTE)	87,000				For Free
Unlimited Voice 97(LTE)	97,000
Unlimited Voice 129(LTE)	129,000

LTE/Smart-Sponsor Tariff Discounts

(Unit: Won/Month, VAT excluded)
Category		Monthly Discount		Total Discount
Tariff Plan	Basic Fee	1-yr subscription	2-yr subscription	1-yr subscription	2-yr subscription
Unlimited Voice 67(LTE/3G)	67,000	12,000	16,000	144,000	384,000
Unlimited Voice 77(LTE/3G)	77,000	14,000	18,000	168,000	432,000
Unlimited Voice 79(LTE/3G)	79,000	14,000	18,000	168,000	432,000
Unlimited Voice 87(LTE/3G)	87,000	16,000	20,000	192,000	480,000
Unlimited Voice 97(LTE/3G)	97,000	16,000	20,000	192,000	480,000
Unlimited Voice 129(LTE/3G)	129,000	26,000	30,000	312,000	720,000

➢	If the contract is cancelled before its minimum term, customers will have to return the tariff discounts that were applied

➢	If the two year contract is selected, tariff discounts would be applied for a period of 30 months.

Wideband Unlimited tariff plan (LTE)

•	Unlimited data plan

•	Unlimited voice plan for one designated on-net line (applies to 67/73.5/77/84.5)

(Unit: Won/Month, VAT excluded)
Tariff Plan	Basic Fee	Vocie	SMS	Data
Wideband Unlimited 67	67,000	100 minutes	100	Unlimited
Wideband Unlimited 73.3 (on-net unlimited)	73,300	100 minutes (on-net unlimited)	Unlimited
Wideband Unlimited 73.5	73,500	180 minutes
Wideband Unlimited 77	77,000	300 minutes
Wideband Unlimited 79.8 (on-net unlimited)	79,800	180 minutes (on-net unlimited)
Wideband Unlimited 83.3 (on-net unlimited)	83,300	300 minutes (on-net unlimited)
Wideband Unlimited 84.5	84,500	400 minutes
Wideband Unlimited 100	100,000	Unlimited

LTE/Smart-Sponsor Tariff Discounts

(Unit: Won/Month, VAT excluded)
Category		Monthly Discount		Total Discount
Tariff Plan	Basic Fee	1-yr subscription	2-yr subscription	1-yr subscription	2-yr subscription
Wideband Unlimited 67	67,000	12,000	16,000	144,000	384,000
Wideband Unlimited 73.3 (on-net unlimited)	73,300	14,000	18,000	168,000	432,000
Wideband Unlimited 73.5	73,500	14,000	18,000	168,000	432,000
Wideband Unlimited 77	77,000	14,000	18,000	168,000	432,000
Wideband Unlimited 79.8 (on-net unlimited)	79,800	14,000	18,000	168,000	432,000
Wideband Unlimited 83.3 (on-net unlimited)	83,300	14,000	18,000	168,000	432,000
Wideband Unlimited 84.5	84,500	14,000	18,000	168,000	432,000
Wideband Unlimited 100	100,000	20,000	24,000	240,000	576,000

➢	If the contract is cancelled before its minimum term, customers will have to return the tariff discounts that were applied

➢	If the two year contract is selected, tariff discounts would be applied for a period of 30 months.

LTE A La Carte Plans

•	Adjustable data, voice + SMS at own choice

Price plan	Basic fee	Voice	SMS	Data
A La Carte 100 minutes, 250MB	24,000	100 minutes	100	250MB
A La Carte 100 minutes, 1GB	30,000			1GB
A La Carte 100 minutes, 2GB	35,000			2GB
A La Carte 100 minutes, 3GB	41,000			3GB
A La Carte 100 minutes, 6GB	48,500			6GB
A La Carte 100 minutes, 10GB	55,500			10GB
A La Carte 180 minutes, 250MB	32,000	180 minutes	180	250MB
A La Carte 180 minutes, 1GB	36,000			1GB
A La Carte 180 minutes, 2GB	45,000			2GB
A La Carte 180 minutes, 3GB	52,000			3GB
A La Carte 180 minutes, 6GB	56,000			6GB
A La Carte 180 minutes, 10GB	62,000			10GB
A La Carte 300 minutes, 250MB	45,000	300 minutes	300	250MB
A La Carte 300 minutes, 1GB	49,000			1GB
A La Carte 300 minutes, 2GB	55,000			2GB
A La Carte 300 minutes, 3GB	56,000			3GB
A La Carte 300 minutes, 6GB	59,000			6GB
A La Carte 300 minutes, 10GB	65,000			10GB
A La Carte 400 minutes, 250MB	54,500	400 minutes	400	250MB
A La Carte 400 minutes, 1GB	59,000			1GB
A La Carte 400 minutes, 2GB	63,000			2GB
A La Carte 400 minutes, 3GB	64,000			3GB
A La Carte 400 minutes, 6GB	66,000			6GB
A La Carte 400 minutes, 10GB	69,000			10GB
Wireline/Wireless Unlimited 250MB	64,500	Unlimited	Unlimited	250MB
Wireline/Wireless Unlimited 1GB	65,000			1GB
Wireline/Wireless Unlimited 2GB	65,500			2GB
Wireline/Wireless Unlimited 3GB	66,000			3GB
Wireline/Wireless Unlimited 6GB	76,000			6GB
Wireline/Wireless Unlimited 10GB	84,000			10GB
On-net unlimited A La Carte 100 minutes, 250MB	30,300	100 minutes (On-net Wireless Unlimited)	100	250MB
On-net unlimited A La Carte 100 minutes, 1GB	36,300			1GB
On-net unlimited A La Carte 100 minutes, 2GB	41,300			2GB
On-net unlimited A La Carte 100 minutes, 3GB	47,300			3GB
On-net unlimited A La Carte 100 minutes, 6GB	50,200			6GB
On-net unlimited A La Carte 100 minutes, 10GB	61,800			10GB
On-net unlimited A La Carte 180 minutes, 250MB	33,200	180 minutes (On-net Wireless Unlimited)	180	250MB
On-net unlimited A La Carte 180 minutes, 1GB	39,000			1GB
On-net unlimited A La Carte 180 minutes, 2GB	51,000			2GB
On-net unlimited A La Carte 180 minutes, 3GB	55,200			3GB
On-net unlimited A La Carte 180 minutes, 6GB	59,200			6GB
On-net unlimited A La Carte 180 minutes, 10GB	68,300			10GB
On-net unlimited A La Carte 300 minutes, 250MB	51,300	300 minutes (On-net Wireless Unlimited)	300	250MB
On-net unlimited A La Carte 300 minutes, 1GB	55,300			1GB
On-net unlimited A La Carte 300 minutes, 2GB	59,200			2GB
On-net unlimited A La Carte 300 minutes, 3GB	60,000			3GB
On-net unlimited A La Carte 300 minutes, 6GB	64,000			6GB
On-net unlimited A La Carte 300 minutes, 10GB	71,300			10GB

LTE Sponsor Tariff Discounts

(Unit: Won/Month, VAT excluded)
Category		Monthly Discount		Total Discount
Tariff Plan	Basic Fee	1-yr subscription	2-yr subscription	1-yr subscription	2-yr subscription
A La Carte 100 minutes, 250MB	24,000	2,500	5,000	30,000	120,000
A La Carte 100 minutes, 1GB	30,000	2,500	5,000	30,000	120,000
A La Carte 100 minutes, 2GB	35,000	2,500	7,000	30,000	168,000
A La Carte 100 minutes, 3GB	41,000	2,500	7,000	30,000	168,000
A La Carte 100 minutes, 6GB	48,500	7,000	11,000	84,000	264,000
A La Carte 100 minutes, 10GB	55,500	10,000	14,000	120,000	336,000
A La Carte 180 minutes, 250MB	32,000	2,500	5,000	30,000	120,000
A La Carte 180 minutes, 1GB	36,000	2,500	7,000	30,000	168,000
A La Carte 180 minutes, 2GB	45,000	7,000	11,000	84,000	264,000
A La Carte 180 minutes, 3GB	52,000	10,000	14,000	120,000	336,000
A La Carte 180 minutes, 6GB	56,000	10,000	14,000	120,000	336,000
A La Carte 180 minutes, 10GB	62,000	12,000	16,000	144,000	384,000
A La Carte 300 minutes, 250MB	45,000	7,000	11,000	84,000	264,000
A La Carte 300 minutes, 1GB	49,000	7,000	11,000	84,000	264,000
A La Carte 300 minutes, 2GB	55,000	10,000	14,000	120,000	336,000
A La Carte 300 minutes, 3GB	56,000	10,000	14,000	120,000	336,000
A La Carte 300 minutes, 6GB	59,000	10,000	14,000	120,000	336,000
A La Carte 300 minutes, 10GB	65,000	12,000	16,000	144,000	384,000
A La Carte 400 minutes, 250MB	54,500	10,000	14,000	120,000	336,000
A La Carte 400 minutes, 1GB	59,000	10,000	14,000	120,000	336,000
A La Carte 400 minutes, 2GB	63,000	12,000	16,000	144,000	384,000
A La Carte 400 minutes, 3GB	64,000	12,000	16,000	144,000	384,000
A La Carte 400 minutes, 6GB	66,000	12,000	16,000	144,000	384,000
A La Carte 400 minutes, 10GB	69,000	12,000	16,000	144,000	384,000
Wireline/Wireless Unlimited 250MB	64,500	12,000	16,000	144,000	384,000
Wireline/Wireless Unlimited 1GB	65,000	12,000	16,000	144,000	384,000
Wireline/Wireless Unlimited 2GB	65,500	12,000	16,000	144,000	384,000
Wireline/Wireless Unlimited 3GB	66,000	12,000	16,000	144,000	384,000
Wireline/Wireless Unlimited 6GB	76,000	14,000	18,000	168,000	432,000
Wireline/Wireless Unlimited 10GB	84,000	14,000	18,000	168,000	432,000
On-net unlimited A La Carte 100 minutes, 250MB	30,300	2,500	5,000	30,000	120,000
On-net unlimited A La Carte 100 minutes, 1GB	36,300	2,500	7,000	30,000	168,000
On-net unlimited A La Carte 100 minutes, 2GB	41,300	2,500	7,000	30,000	168,000
On-net unlimited A La Carte 100 minutes, 3GB	47,300	7,000	11,000	84,000	264,000
On-net unlimited A La Carte 100 minutes, 6GB	50,200	7,000	11,000	84,000	264,000
On-net unlimited A La Carte 100 minutes, 10GB	61,800	10,000	14,000	120,000	336,000
On-net unlimited A La Carte 180 minutes, 250MB	33,200	2,500	5,000	30,000	120,000
On-net unlimited A La Carte 180 minutes, 1GB	39,000	2,500	7,000	30,000	168,000
On-net unlimited A La Carte 180 minutes, 2GB	51,000	7,000	11,000	84,000	264,000
On-net unlimited A La Carte 180 minutes, 3GB	55,200	10,000	14,000	120,000	336,000
On-net unlimited A La Carte 180 minutes, 6GB	59,200	10,000	14,000	120,000	336,000
On-net unlimited A La Carte 180 minutes, 10GB	68,300	12,000	16,000	144,000	384,000
On-net unlimited A La Carte 300 minutes, 250MB	51,300	7,000	11,000	84,000	264,000
On-net unlimited A La Carte 300 minutes, 1GB	55,300	10,000	14,000	120,000	336,000
On-net unlimited A La Carte 300 minutes, 2GB	59,200	10,000	14,000	120,000	336,000
On-net unlimited A La Carte 300 minutes, 3GB	60,000	10,000	14,000	120,000	336,000
On-net unlimited A La Carte 300 minutes, 6GB	64,000	12,000	16,000	144,000	384,000
On-net unlimited A La Carte 300 minutes, 10GB	71,300	12,000	16,000	144,000	384,000

➢	If the contract is cancelled before its minimum term, customers will have to return the tariff discounts that were applied

➢	If the two year contract is selected, tariff discounts would be applied for a period of 30 months.

[Wearable tariff plan]

•	Tariff plan for wearable devices

(Unit: Won/Month, VAT excluded)
Tariff Plan	Basic Fee	Vocie	SMS	Data	Others
Wearable tariff plan	8,000	50 minutes	250	100MB	Free switch over of incoming calls

Net Tariff Plan (LTE)

•	Net tariff plan that is free from tariff discount penalty

(Unit: Won/Month, VAT excluded)
Type of plan	Basic fee	Voice (minute)	SMS (one)	Data (GB)	Others
Net Unlimited 51	51,000	Unlimited	Unlimited	5
Net Unlimited 61	61,000	Unlimited	Unlimited	Unlimited
Net Unlimited 67	67,000	Unlimited	Unlimited		Free cream pack
Net Unlimited 77	77,000	Unlimited	Unlimited
Net Unlimited 97	99,000	Unlimited	Unlimited
Net Wideband Unlimited 51	51,000	100	100	Unlimited	On-net unlimited for designated one line
Net Everybody olleh 28	28,000	130	Unlimited	750MB	On-net wireless unlimited
Net Everybody olleh 34	34,000	185	Unlimited	1.5	On-net wireless unlimited
Net Everybody olleh 41	41,000	250	Unlimited	2.5	On-net wireless unlimited
Net-talk share 27	27,000	Video chat 120	1,000	1
Net-voice share 27	27,000	250	100	1
Net-talk share 53	53,000	Video chat 600	Unlimited	5
Net teems safe data 34	34,000	52,000 AL	20,000 AL	2	400kbps data unlimited
Net AL 27	27,000	34,000 AL	20,000 AL	500MB
Net Golded 20	20,000	20,000 AL	—	500MB	30% discount on domestic voice for 3 designated lines ‘Smart Protection’ for free
Net alliance 51	51,000	400	400	5	=Oil coupon

[Simple Discount Program]

•	Tariff discount on self-supplied handsets

(Unit: Won, VAT excluded)
Plans		Monthly Discount		Total Discount
Tariff Plan	Basic Fee	1-yr subscription	2-yr subscription	1-yr subscription	2-yr subscription
LTE-340	34,000	2,500	7,000	30,000	168,000
LTE-420	42,000	7,000	11,000	84,000	264,000
LTE-520	52,000	10,000	14,000	120,000	336,000
LTE-G550	55,000	10,000	14,000	120,000	336,000
LTE-620	55,000	10,000	14,000	120,000	336,000
LTE-G650	62,000	12,000	16,000	144,000	384,000
LTE-720	65,000	12,000	16,000	144,000	384,000
LTE-G750	72,000	14,000	18,000	168,000	432,000
LTE-850	75,000	14,000	18,000	168,000	432,000
LTE-1000	85,000	16,000	20,000	192,000	480,000
LTE-1250	100,000	20,000	24,000	240,000	576,000
LTE-Golden 275	125,000	26,000	30,000	312,000	720,000
LTE-Al 240	24,000	1,000	1,000	12,000	24,000
LTE-Al 340	34,000	2,500	7,000	30,000	168,000
LTE-Al 420	42,000	7,000	11,000	84,000	264,000
LTE-Al 520	52,000	10,000	14,000	120,000	336,000
LTE-voice share 34	34,000	2,500	7,000	30,000	168,000
LTE-talk share 34	34,000	2,500	7,000	30,000	168,000
LTE-talk share 69	69,000	12,000	16,000	144,000	384,000
Unlimited Voice 67(LTE/3G)	67,000	12,000	16,000	144,000	384,000
Unlimited Voice 77(LTE/3G)	77,000	14,000	18,000	168,000	432,000
Unlimited Voice 77(LTE)	79,000	16,000	18,000	168,000	432,000
Unlimited Voice 87(LTE)	87,000	16,000	20,000	192,000	480,000
Unlimited Voice 97(LTE/3G)	97,000	16,000	20,000	192,000	480,000
Unlimited Voice 129(LTE/3G)	129,000	26,000	30,000	312,000	720,000
Everybody Olleh 35(LTE/3G)	35,000	2,500	7,000	30,000	168,000
Everybody Olleh 45(LTE/3G)	45,000	7,000	11,000	84,000	264,000
Everybody Olleh 55(LTE/3G)	55,000	10,000	14,000	120,000	336,000
Everybody Olleh 65(LTE/3G)	65,000	12,000	16,000	144,000	384,000
Everybody Olleh 75(LTE/3G)	75,000	14,000	18,000	168,000	432,000
Everybody Olleh 85(LTE/3G)	85,000	16,000	20,000	192,000	480,000
Everybody Olleh 100(LTE/3G)	100,000	20,000	24,000	240,000	576,000
Everybody Olleh 125(LTE/3G)	125,000	26,000	30,000	312,000	720,000
i-slim, i-teen	34,000	5,000	13,000	60,000	312,000
i-light, i-talk	44,000	8,000	16,000	96,000	384,000
i-value	54,000	10,000	18,000	120,000	432,000
i-midium	64,000	13,000	21,000	156,000	504,000
i-special	78,000	16,000	24,000	192,000	576,000
i-premium	94,000	22,000	30,000	264,000	720,000
Smart talk/voice share	34,000	5,000	13,000	60,000	312,000
Golden smart 275	27,500	2,500	7,500	30,000	180,000
Campus smart 340	34,000	5,000	13,000	60,000	312,000
Campus smart 440	44,000	8,000	16,000	96,000	384,000
Al smart 340	34,000	5,000	11,000	60,000	264,000
Al smart 440	44,000	7,000	14,500	84,000	348,000
Style 270	27,000	1,500	8,500	18,000	204,000
Style 320	32,000	3,000	11,000	36,000	264,000
Style 350	35,000	5,000	13,000	60,000	312,000
Style 450	45,000	8,000	16,000	96,000	384,000
Style 550	55,000	10,000	18,000	120,000	432,000
Style 750	75,000	15,000	23,000	180,000	552,000
Style 950	95,000	22,000	30,000	264,000	720,000
A La Carte 340	34,000	5,000	13,000	60,000	312,000
A La Carte 440	44,000	8,000	16,000	96,000	384,000
A La Carte 540	54,000	11,000	19,000	132,000	456,000
A La Carte 640	64,000	13,000	21,000	156,000	504,000
A La Carte 790	79,000	16,000	24,000	192,000	576,000

➢	If the contract is cancelled before its minimum term, customers will have to return the tariff discounts that were applied

➢	If the two year contract is selected, tariff discounts would be applied for a period of 30 months.

[My family Wireless Discount]

•	Tariff plan for wearable devices

Basic Fee	Under 34k	34~under 67k	67~under 87k	87~under 97k	Over 97k
Discount on lines	1,000 won	3,000 won	5,000 won	7,000 won	10,000 won

➢	VAT excluded

➢	No contract period and no penalty

➢	If New/Retention/Re-contract subscribers bundle within end next month, discount provided for 24 months

➢	Non-applicable for existing wireline-wireless bundle users

[Tariff Discount]

•	‘Tariff Discount’ benefit provided for subscribers who do not choose handset subsidies

•	Monthly discount: On 2-year Smart/LTE sponsor net tariff X discount is applied (X = 12% discount rate as of Feb 2015)

(Unit: Won, VAT excluded)
Discount Example	Basic Fee	2-yr subscription		1-yr subscription
		Sponsor Discount	Tariff Discount	Sponsor Discount	Tariff Discount
Net Unlimited 67 (LTE)	67,000		-8,050		-8,050
Net Unlimited 51 (LTE)	51,000		-6,150		-6,150
Unlimited 67 (LTE)	67,000	-16,000	-6,150	-12,000	-6,150
LTE-340	34,000	-7,000	-3,250	-2,500	-3,250
Standard	11,000		-1,350		-1,350
Piety	8,800		-1,100		-1,100

➢	Discount provided during contract term

➢	If the contract is cancelled before its minimum term, customers will have to return the tariff discounts that were applied

[Feature Phone Data Rate Lowered]

•	Feature phone data rate lowered to 0.25won/0.5KB

Before		After
Single Product	By Service
Single Rate 1.5won/0.5KB	Text 4.5won/0.5KB	0.25won/0.5KB
Multi-media 1.75won/0.5KB
VOD 0.45won/0.5KB
Internet Direct Connection 0.25won/0.5KB

[LTE Prepaid Price Plan]

Category	Basic Fee (per day)	Voice (per second)
LTE charge standard	0 won	4.4 won
LTE charge light	166 won	3.9 won
LTE charge medium	266 won	3.4 won

➢	Video chat 6.0won/second, SMS 22won/one, LMS 33won/one, MMS 220won/one

➢	Wireless Data(per packet): 22.5won/MB

Category	Price Level
	Basic Fee	Voice	Data
LTE simple charge data-plus 500MB	8,000 won		500MB
LTE simple charge data-plus 1GB	13,000 won		1GB
LTE simple charge data-plus 2GB	18,000 won		2GB

(3) Sales Strategy

•	KT

(a) Mobile Service

•	Enhancing leadership and competitiveness in the smartphone and emerging devices market: expanding the smartphone subscriber base and pioneering wearable device and IoT market.

•	Strengthening competitiveness by utilizing a differentiating network: Maintaining LTE leadership with a seamless wideband LTE-A coverage and better quality.

•	Attracting high ARPU users by offering free video streaming services to subscribers who signed for higher plans.

•	Offering differentiated services experience after forming an optimized customer service structure to smartphone users.

•	Controlling marketing expenses by introducing a new sales program which provides for a special tariff discount instead of a handset subsidy.

•	Strengthening a customer retention policy targeting the long-term contract customers whose contract period has matured.

•	Providing various discount program and alliance program to the customer : credit card, CMA, check card

•	Constructing the CS service process to optimize the smartphone customer and providing the differentiate program.

(b) IPTV Service

•	Promoting IPTV (olleh TV) products to our existing internet subscribers.

•	Expanding the client base by offering free set-top box rentals (with a three-year subscription contract) and opportunities to experience KT services.

•	Increasing synergy with Skylife by providing a hybrid product to strengthen customer retention and to promote up-selling.

(c) Broadband Internet Service

•	Strengthening competitiveness of All-IP based products and solidifying a No.1 market stance with active GiGA investment.

•	Expanding synergies with smart home businesses such as IPTV

•	Satisfying a diverse range of customer needs by providing differentiated value-added services.

•	Promoting specialized high-quality and optimized products by analyzing patterns of users.

(d) Telephone Service

•	Minimizing PSTN line loss by customer segmentation.

•	Expanding a new customer base.

•	Discovering a new business model and promoting remodeling.

•	Private and SOHO customer : Unlimited Price Plan

•	Customer retention program for various bundling service and bulk line discount program

(e) WiBro Service

•	Enhancing service competitiveness with nationwide coverage of 83 cities and position as ‘mobile WiFi’ with 11,000 of nationwide WiFi hot zones.

•	Planning to expand WiBro emerging devices Pad, WiMax imbedded device, etc.).

•	Increasing subscriber base by expanding distribution channels and terminal competitiveness.

•	Designing various plans such as 3G/LTE bundling plan, fixed-mobile bundling plan, and WiBro only plan, etc.

•	Improving brand value by proactive promotion and marketing.

•	KT Sat

Our sales organization is based at our headquarters and our mobile satellite business division has a sales office in Busan. For overseas repeaters sale, we operate sales offices in Jakarta and Dubai. With respect to other services, including Inmarsat, we conduct business through special distribution channels.

•	KT Powertel

Through direct sales organizations and cosigned dealers, KT Powertel is selling TRS services (voice and wireless data products) to customers. KT Powertel is providing cosigned dealers with a management fee of 6~9% of customer charges for 60 months. After 60 months, 7% of customer charges are paid to cosigned dealers as a long-term customer care fee.

•	Olleh Rwanda Network Ltd

Olleh Rwanda Network(ORN) is the 4G network wholesaler in Rwanda. ORN focuses on increasing 4G service recognition and expanding sales volume through cooperation with mobile retailer. In recently by expanding shop-in-shop type distribution channel where customer try to use the smartphone handset directly before they are buying and providing the partnership program with wholesale and retail channel and improving the 4G awareness to the customer. ORN opened the 4G LTE flagship store “4G Square” in Kigali(June, 2015) and Lubabu(August, 2015). From September 2015, ORN sell the 4G Samsung smartphone and 4G bundle service in the 23 service center in the country by cooperating with TICO.

•	Credit Cards Business (BC Card)

BC Card performs credit card (including debit card) issuing and payment processing based on the contract with credit card companies. BC card targets providing card issuances and payment processing services to more credit card companies.

•	Satellite Broadcasting (KT Skylife)

KT Skylife currently has four different sales channels: 1) local channels; 2) KT; 3) customer centers and 4) KT Skylife’s head office. There are 227 sales offices which are organized under seven branches (three in Seoul and one each in Daejeon, Daegu, Busan, and Gwangju). KT Skylife is offering “olleh TV Skylife” through KT’s inbound and outbound sales channels. On December 2012 and September 2013, KT Skylife is offering expanded bundled products like “LTE together olleh” and “All-Right,” which are bundled products of KT’s fixed and mobile LTE services. Two customer service centers are located in Suwon and Gwangju, providing customer services and retention services like HD product promotion and new subscriber acquisition. In order to strengthen direct and indirect sales channels, KT Skylife is utilizing its homepage and partnership marketing with public offices and on-line companies.

•	Real estate development, rental and management (KT Estate)

Conduct development of KT’s real estate, operate self-development project, consulting and real estate rental and management businesses.

•	Network Securities (Initech Corp)

Sales are divided by direct versus indirect sales. Upon a client’s order, products are sold and payment is received upon inspection of products. Maintenance and repair is conducted upon contract and payment is received every month.

•	Contents Distribution (KT Hitel)

The majority of the sales are conducted via internet and revenue from the portal and contents are generated from end-consumers.

•	E-Commerce (KT Commerce)

Because of the company’s business characteristics (B2B business with corporations being our clients), the impact of general advertising is low for our company. Instead of advertisements, we conduct educational seminars targeting business personnel. Nowadays, the media is talking about how the B2B business can bring cost cutting measures, and thus, more corporations are recognizing the value of the B2B business, setting our sales strategy as more customers have an increasing desire for diversified products.

•	Music contents (KT Music)

Through the wireline/wireless music portal we provide audio on demand (“AOD”), downloading services to customers directly, and music services as ASP to KT group and our affiliates. We also conduct consulting businesses to provide adequate music services to shops and stores.

The sale of digital sound via music sites are conducted by streaming and downloads. In addition, payment is made by credit card, on-line cash transfer, and through mobile handsets.

•	Submarine Cable Construction (KT Submarine)

From 2001, we have been participating in submarine electronic cable construction projects developed by Korea Electric Power Corporation. However, to hedge the risk of a slowdown in submarine electronic cable construction projects, we strive to diversify our portfolio.

In order to participate in overseas construction, in addition to our ordinary sales, we aggressively participate in international conferences and seminars and strive to enhance our brand image by promoting our company and our equipment.

•	Security and guards (KT Telecop)

Our sales channels which consist of internal sales staff and an outside distribution network (allied store, special partners, etc.) attracts new customers.

•	Directory Assistance Business (KTCS, KTlS)

KTIS, KTCS is currently conducting KT group’s Customer Channel, Contact Center Business, 114 Directory and Call Number Guide Service, Logistic and Distribution Business.

4. Research and Development Activities

A. Research and Development Activities

•	Telecommunication (KT)

(1) R&D Organization Structure

•	Structure (As of Dec, 2015)

•	Institute of Convergence Technology.

•	Main Mission

•	Secure core technology for developing future businesses and strengthening competitiveness of existing businesses.

•	Research technology for next generation network.

•	Research differentiated service and technology to enhance the competiveness of ICT business.

•	Support for business feasibility study and commercialization of ICT based convergence technology in KT Group.

•	Execution of convergence service and incubation of new business project.

(2)	R&D Costs

(Unit: Won, million)
	Category	2015	2014	2013
	Raw Materials	—	—	—
	Labor Costs	49,626	43,426	45,613
	Depreciation	54,835	56,426	41,246
	Commissions	12	0	166
	Others	107,624	347,659	214,299

	Total R&D Costs	212,097	447,512	301,324

Accounting Treatment	Research and Ordinary Development Costs	178,436	183,595	159,783
	Development Costs (Intangible Assets)	33,661	263,917	141,541
	Percentage of R&D Costs over Revenue	1.25%	2.57%	1.68%

5. Other Matters Necessary for Making Investment Decisions

A. Intellectual Property Rights

•	Telecommunication (KT)

KT holds 4,922 domestic patents and 929 overseas patents as of December 31, 2015.

•	Contents Distribution (KT Hitel)

KT Hitel holds 38 patents, 500 trademarks and 3 designs.

•	E-commerce (KT Commerce)

KT Commerce holds 2 patents and 1 utility models

•	Submarine Cable Construction (KT Submarine)

KT Submarine holds 1 patent.

•	Security and Guards (KT Telecop)

KT Telecop holds total 113 (36 patents, 5 designs and 72 trademarks)

•	MVNO (KT M-mobile)

KT M-mobile holds 3 intellectual property rights.

III. Financial Information

1. Summary of Financial Statements (Consolidated)

	(Unit: Won, million)
Classification	2015	2014
Current Assets	8,583,176	8,750,934
• Cash and Cash Equivalents	2,559,464	1,888,663
• Trade and Other Receivables	4,878,878	4,813,761
• Inventories	525,366	393,271
• Other Current Assets	316,905	1,655,239
Non-current Assets	20,758,009	25,024,568
• Trade and Other Receivables	679,751	848,863
• Property, plant and equipment	14,478,914	16,468,196
• Investment Property	1,102,070	1,059,630
• Intangible Assets	2,599,751	3,544,033
• Investments in Joint Ventures and Associates	270,029	338,780
• Other Non-Current Assets	102,358	2,765,066

Total Assets	29,341,185	33,775,502

Current Liabilities	8,639,906	9,992,244
Non-Current Liabilities	8,535,814	11,992,970

Total Liabilities	17,175,720	21,985,214

Capital Stock	1,564,499	1,564,499
Share Premium	1,440,258	1,440,258
Retained Earnings	9,059,305	8,571,130
Accumulated Other Comprehensive Expense	13,870	25,790
Other Components of Equity	(1,232,863)	(1,260,709)
Non-Controlling Interests	1,320,396	1,449,320

Total Shareholders’ Equity	12,165,465	11,790,288

(Unit: Won million)
Classification	2015	2014
Operating Revenue	22,281,221	22,311,666
Operating Profit	1,292,944	(406,590)
Profit for the Period	631,288	(966,176)
Number of Consolidated Companies	54	66

2. Summary of Financial Statements (Separate)

	(Unit: Won, million)
Classification		2015	2014
Current Assets		4,636,920	3,836,507
•	Cash and Cash Equivalents	1,126,991	469,255
•	Trade and Other Receivables	2,974,117	2,977,621
•	Other Financial Assets	2,051	16,433
•	Inventories	327,240	201,870
•	Current Income Taxes Assets	1,942	1,721
•	Other Current Assets	204,579	169,607
Non-Current Assets		19,585,575	21,083,789
•	Trade and Other Receivables	605,181	722,658
•	Other Financial Assets	218,582	136,581
•	Property and equipment	12,144,964	12,418,683
•	Investment Property	683,511	694,626
•	Intangible Assets	1,804,083	2,443,023
•	Investments in Subsidiaries, Associates and Joint Ventures	3,541,837	3,838,200
•	Deferred Income Tax Assets	556,488	791,136
•	Other Non-Current Assets	30,929	38,882

Total Assets		24,222,495	24,920,296

Current Liabilities		5,978,832	6,330,712
Non-Current Liabilities		7,859,707	8,983,730

Total Liabilities		13,838,539	15,314,442

Capital Stock		1,564,499	1,564,499
Share Premium		1,440,258	1,440,258
Retained Earnings		8,446,950	7,729,425
Accumulated Other Comprehensive Income		(17,270)	(24,193)
Other Components of Shareholders’ Equity		(1,050,481)	(1,104,135)

Total Shareholders’ Equity		10,383,956	9,605,854

(Unit: Won, million)
Classification	2015	2014
Operating Revenue	16,942,357	17,435,803
Operating Profit	863,860	(719,490)
Profit for the Period	770,324	(1,141,889)

IV. Auditors’ Opinion

1. Auditors’ opinion on the consolidated financial statements

A. Auditor’s opinion on the consolidated financial statements

FY 2015	FY 2014	FY 2013
Samil PwC	Samil PwC	Samil PwC

B. Audit (or review) Comments

Fiscal Year	Audit (or review) Comments	Issues noted
2015	Present Fairly	Not applicable
2014	Present Fairly	Not applicable
2013	Present Fairly	Not applicable

2. Compensation to external auditors for the last three fiscal years

A. Audit services contract

(Unit: Won million, Hours)
Fiscal Year	Auditor	Contents	Compensation	Total Time
2015	Samil PwC	Review interim financial statements	2,700	41,837
		Audit of Separate financial statements
		Audit of the consolidated financial statements
		20-F Filing
2014	Samil PwC	Review interim financial statements	3,100	43,022
		Audit of Separate financial statements
		Audit of the consolidated financial statements
		20-F Filing
2013	Samil PwC	Review interim financial statements	2,550	43,612
		Audit of Separate financial statements
		Audit of the consolidated financial statements
		Audit of financial statements based on US-GAAP

V. Management and Affiliated Companies

1. Overview of the Board of Directors and Committees

A. Matters on the Board of Directors

(1) Organization

As of March 29, 2016, the Board of Directors of KT consists of 11 Directors (3 Inside Directors and 8 Outside Directors). Under the Board of Directors, KT has seven different Committees as follows; Corporate Governance Committee, Audit Committee, Outside Director Candidate Recommendation Committee, Evaluation & Compensation Committee, Executive Committee, CEO Recommendation Committee and Related-Party Transaction Committee. The Board of Directors may establish additional committees if necessary.

(2) Major Activities of the Board of Directors

Order	Date	Subject	Result of Discussion
1st	2015.1.7	Proposal of Merger with KT mediahub	Original proposal approved
		Proposal of closing the stock book	Original proposal approved
2nd	2015.1.29	Approval of financial statements(separate and consolidated) of the 33rd term	Original proposal approved
		Approval of Business reports of the 33rd term	Original proposal approved
3rd	2015.2.24	Approval of Merger with KT mediahub	Original proposal approved
		Amendment of the articles of association	Original proposal approved
		Recommendation of Audit committee’s candidate	Original proposal approved
		Agreement on the recommendation of Inside Directors	Original proposal approved
		Limit on Remuneration of Executive Director for 2015	Original proposal approved
		Standards and Method of Payment on Remuneration of CEO and Inside Directors	Original proposal approved
		Limit on Remuneration and distinction of administration executives	Original proposal approved
		Notice of Annual General Meeting for the 33rd term	Original proposal approved
		Approval of financial statements(separate and consolidated) of the 33rd term	Original proposal approved
		Approval of Business reports of the 33rd term	Original proposal approved
		Report on operational condition of the internal accounting management system	Original proposal received
		Audit committee’s report on operational condition of internal accounting management system	Original proposal received
4th	2015.3.11	Proceed of Project Ulsan	Original proposal approved
		Replacement on notice of Annual General Meeting for the 33rd term	Original proposal approved
5th	2015.3.27	Proceed of Project R	Original proposal approved
		Appointment of the Chairman of the Board of Directors and the proposal on the organization of committees under the Board of Directors	Chairman of BOD and members of committees appointed
6th	2015.4.1	Report and notice on Merger with KT mediahub	Original proposal approved
		Report of Corporate Sustainability Management of the 2014 and Plan for Corporate Sustainability Management of the 2015	Original proposal approved
		Reports of inspection results in accordance with corporate compliance control standards	Original proposal received
7th	2015.4.30	Proposal on disposition of treasury shares for long-term performance based incentive payment for 2014	Original proposal approved
		Limit on Remuneration of long term incentive and standard on compensation for stock	Original proposal approved
		Disposal of long term incentive	Original proposal approved
		Report of financial statements(separate and consolidated) of the 1Q 2015	Original proposal received
		Report of transaction with other corporate which is less than 15 billion	Original proposal received
8th	2015.5.22	Approval of arbitration award on SMRT Mall	Original proposal approved
		Establishment and support of GCCI (Gyeonggi Center for Creative Economy and Innovation)	Original proposal approved
		Proceed of Project Daegu	Original proposal approved

9th	2015.6.30	Proceed of Project Cheonan	Original proposal approved
		Approval of fund support on SMART CHANNEL Co., Ltd	Original proposal approved
10th	2015.7.30	Report of financial statements(separate and consolidated) of the 1H 2015	Original proposal received
		Proposal on delisting ADR in LSE	Original proposal approved
		Proposal on term of existence extension on KIF association	Original proposal approved
		Proposal on ITO Related-party Transaction for 2014	Original proposal approved
		Proposal on ITO Related-party Transaction for 2015	Original proposal approved
11th	2015.10.29	Proposal on participation in the Internet bank	Original proposal approved
		Report of financial statements(separate and consolidated) of the 3Q 2015	Original proposal received
12th	2015.12.10	Proposal on KT business plan for 2016	Original proposal approved
		Composition of Outside Director Candidate Nominating Committee	Original proposal approved
		Proposal on donation to labor welfare fund in 2015	Original proposal approved
		Proposal on donation	Original proposal approved

(3) The Status of Committees under the Board of Directors

(a)	Organization of the Committees under the Board of Directors (as of March 29, 2016)

Title	Organization	Name	Purpose of Establishment and Authority	Note (Prior to 34th AGM)
CEO Recommendation Committee	All Outside Directors & 1 Inside Director	Recommendation of CEO candidates to the general meeting (Article 32 of Articles of Incorporation)
Corporate Governance Committee	4 Outside Directors, & 1 Inside Director	Suk-Gwon Chang(Chairperson) Do-Kyun Song, Dae-Keun Park, Dae-Ho Kim, Hyeon-Mo Ku	Matters related to Corporate Governance	Suk-Gwon Chang (Chairperson) Sang Kyun Cha, Do-Kyun Song, Dae-Keun Park
Outside Director Candidate Recommendation Committee	All Outside Directors & 1 Inside Director	Recommendation of Outside candidates to the general meeting (Commercial Law §542: 8 ) See V. 1.(4) Independence of the Board of Directors for the Outside Director Candidate Recommendation Committee
Audit Committee	4 Outside Directors	Jong-Goo Kim(Chairperson) Dong-Wook Chung, Sang Kyun Cha, Dae-Keun Park	Audit Committee installation according to Commercial Law §542: 11 (Audit Committee) 1st article See V. 2. Audit Committee	Jong-Goo Kim (Chairperson) Dong-Wook Chung, Sang Kyun Cha, Dae-Keun Park
Evaluation & Compensation Committee	4 Outside Directors	Sang Kyun Cha(Chairperson) Do-Kyun Song, Suk-Gwon Chang, Daiwon Hyun	Management Agreement with the CEO and Assessment	Chu-Hwan Yim (Chairperson) Do-Kyun Song, Suk-Gwon Chang, Daiwon Hyun
Executive Committee	3 Inside Directors	Chang-Gyu Hwang(Chairperson), Heon Moon Lim, Hyeon-Mo Ku	Management and financial matters authorized by the Board of Directors	Chang-Gyu Hwang(Chairperson), Heon Moon Lim
Related-party Transaction Committee	4 Outside Directors	Dong-Wook Chung(Chairperson) Jong-Goo Kim, Daiwon Hyun, Dae-Ho Kim	Internal transactions that require resolution by the Board of Directors as stipulated by the ‘Antitrust Regulation and Fair Trade Law’ and ‘Securities and Exchange Act’	Dong-Wook Chung (Chairperson) Jong-Goo Kim, Chu-Hwan Yim, Daiwon Hyun

Inside director Jeong Tae Park resigned on January 1, 2016.

Outside Director Dae-Ho Kim and Inside Director Hyeon-Mo Ku newly appointed on March 25, 2016.

Outside Director Do-Kyun Song, Sang Kyun Cha and Inside Director Heon Moon Lim re-appointed on March 25, 2016

Outside Director Sang Kyun Cha re-appointed as a member of Audit Committee on March 25, 2016.

(b)	Activities of the Committees under the Board of Directors

•	CEO Recommendation Committee : 2015 CEO Recommendation Committee was not configured.

•	Corporate Governance Committee : 2015 Corporate Governance was not configured.

•	Evaluation & Compensation Committee

Meeting Date	Agenda	Results of discussion	Outside Director
			Chu-Hwan Yim	Do Kyun Song	Pil Hwa Yoo	Suk-Gwon Chang
			Attendance 100%	Attendance 100%	Attendance 100%	Attendance 100%
2015.1.27	Proposal on CEO appraisal improvement for 2014	Original proposal approved	For	For	For	For
2015.2.23	Result of CEO management assessment for 2014	Original proposal approved	For	For	For	For
	CEO management goal for 2015	Original proposal approved	For	For	For	For
	Proposal on remuneration standards and payment methods for CEO and Inside Directors	Original proposal received	For	For	For	For

Meeting Date	Agenda	Results of discussion	Outside Director
			Chu-Hwan Yim	Do Kyun Song	Suk-Gwon Chang	Daiwon Hyun
			Attendance 100%	Attendance 100%	Attendance 100%	Attendance 100%
2015.4.23	Limit on Remuneration of long term incentive and standard on compensation for stock	Original proposal received	For	For	For	For

•	Executive Committee

Meeting Date	Agenda	Results of discussion	Inside Director
			Chang-Gyu Hwang	Hoon Han	Heon Moon Lim
			Attendance 100%	Attendance 0%	Attendance 100%
2015.1.15	Plan for issuance of 188th corporate bonds	Original proposal approved	For	Absent	For
	Proposal of donation for Incheon province	Original proposal approved	For	Absent	For

Meeting Date	Agenda	Results of discussion	Inside Director
			Chang-Gyu Hwang	Heon Moon Lim
			Attendance 100%	Attendance 100%
2015.1.28	KT Handset Account Receivable Selling Plan for 2015	Original proposal approved	For	For
	Plan for issuance of 1st foreign currency corporate bonds	Original proposal approved	For	For
	Proposal of donation for Korean Red Cross	Original proposal approved	For	For
2015.2.6	Revision of name and location of branches	Original proposal approved	For	For

Meeting Date	Agenda	Results of discussion	Inside Director
			Chang-Gyu Hwang	Heon Moon Lim	Jeong Tae Park
			Attendance 100%	Attendance 100%	Attendance 78%

2015.4.10	Promotion of sale on available-for-sale	Original proposal approved	For	For	For

2015.4.16	Proposal of donation	Original proposal approved	For	For	For

2015.4.23	Proposal of capital increase for KT Japan	Original proposal approved	For	For	For

2015.6.18	Proposal of donation for Gyeonggi College of Science and Technology	Original proposal approved	For	For	For

2015 8.7	Support of WD(Wireddifferently)	Original proposal approved	For	For	For

	Proposal of donation for ‘GIF 2015’	Original proposal approved	For	For	For

2015.9.9	Proceed of Project Asan	Original proposal approved	For	For	For

	Proposal of Establishment for fraud prevention system	Original proposal approved	For	For	For

2015 9.17	Donation of financial investment for Large & Mid-Small Company’s foreign exhibition	Original proposal approved	For	For	For

2015.12.17	Proposal of donation for OSAN UNIVERSITY	Original proposal approved	For	For	Absent

2015.12.30	Proposal of donation	Original proposal approved	For	For	Absent

•	Related-Party Transaction Committee : Related-Party Transaction Committee was not configured

Meeting Date	Agenda	Results of discussion	Outside Director
			Dong-Wook Chung	Jong-Goo Kim	Chu-Hwan Yim	Daiwon Hyun
			Attendance 100%	Attendance 100%	Attendance 100%	Attendance 100%
2015.7.23	Proposal on ITO Related-party Transaction for 2014	Original proposal approved	For	For	For	For
	Proposal on ITO Related-party Transaction for 2015	Original proposal approved	For	For	For	For

•	Evaluation of 2015 BOD Operation

Evaluation Factors		Score
Role and Responsibility of BOD	Long-term strategy building	4.6
	Oversight of the management	4.2
	Review financial performance	4.6
	Independence for the fairness to shareholders	4.7
	Decision-making considering long-term benefit of shareholders	4.6
	CEO Evaluation and compensation	4.3
	CEO search, training and succession	3.4
	Average	4.3
Efficiency of BOD	The number of BOD meeting and appropriateness of agenda	4.7
	Fullness of materials and sufficient explanation	4.7
	Provision of sufficient time to review materials	4.4
	Open discussion	4.7
	Access to information necessary for decision-making	4.4
	Review of follow-up measures	4.6
	Education of new board members	4.4
	Appropriateness of BOD composition	4.4

	Average	4.5

Appropriateness of board committees’ activities	Expertise of BOD members	4.7
	Empowerment to committees	4.4
	Organic connection between BOD and committees	4.2
	Appropriateness of committees’ composition	4.6
	Proper use of expertise	4.7
	Efficient operation of committees	4.3
	Average	4.5

(4) Independence of the Board of Directors

(a)	Standard of Independence for appointing BOD members

In order to secure independence and transparency, all candidates to the Board of Directors should be selected and must receive approvals from the general meeting of shareholders. Also, the outside research and advisory service may be conducted if necessary.

(b)	Appointment of new Directors

Name	Expertise	Recommendation	Committees	Inside trading, relationship with major shareholders
Do-Kyun Song	Communication	Outside Director Candidate Recommendation Committee	Evaluation & Compensation committee Corporate Governance Committee	Law Firm BAE,KIM & LEE LLC in 2013~2015 (counselor) No transactions related to Mr. Do-Kyun Song
Sang Kyun Cha	IT(Big Data) technology	Outside Director Candidate Recommendation Committee	Evaluation & Compensation Committee (Chairperson) Audit Committee	No
Dae-Ho Kim	ICT/Media Business	Outside Director Candidate Recommendation Committee	Corporate Governance Committee Related-party Transaction Committee	No
(c)	Establishing separate committee to appoint new directors

Name	Whether Outside Director	Note
Jong-Goo Kim	O	The number of Outsider Directors should be more than 50%
Suk-Gwon Chang	O
Dae-Geun Park	O
Dong-Wook Chung	O
Daiwon Hyun	O
Heon Moon Lim	X

•	Outside Director Candidate Recommendation Committee

Meeting Date	Agenda	Results of discussion	Independent and Non-Executive Directors
			Jong-Goo Kim	Suk-Gwon Chang	Dae-Geun Park	Dong-Wook Chung	Daiwon Hyun
			Attendance 100%	Attendance 100%	Attendance 100%	Attendance 100%	Attendance 100%
2016.2.16	Proposal on Operation plan for Outside Director Candidate Recommendation Committee	Original proposal approved	For	For	For	For	For

2016.3.3	Finalization of Outside Director candidates	Original proposal approved	For	For	For	For	For

(5) Expertise of Outside Directors

(a) Support team for Outside Directors

•	Corporate Governance Team at the Management Planning Department.

(b)	Education for outside directors in 2015

•	Management presentation for new BOD members (2015.3.18): Dong-Wook Chung, Daiwon Hyun

•	Programs provided by Korea Directors Association(2015.9.8-11.10): Dae-Geun Park

2. Audit Committee

(1) Personal Information of Members of the Audit Committee

(as of March 29, 2016)
Name	Experience	Reason for recommendation	Note

Jong-Goo Kim	• Ph.D.in Law, College of Law, Dongguk University • Director of the Seoul Supreme Prosecutors’ Office • The 46th Minister of Ministry of Justice • Corporation lawyer of New Dimension Law Group	Legal Expert	Outside Director

Sang Kyun Cha	• Ph.D. in database systems, Stanford University • Professor of Seoul National University (present)	IT Expert	Outside Director

Dae-Geun Park

•    Ph.D., Economics, Harvard University

•    Professor of the College of Economics and Finance, Hanyang University

•    Chief of the Economic Research Institute, Hanyang University

•    Chairman, Financial Development Council, Financial Services Commission

		Finance Expert	Outside Director

Dong-Wook Chung

•    Seoul National University, Graduate School of Law, LL.M., Seoul, Korea

•    Chief Prosecutor, Bucheon Branch of the Incheon District Prosecutors’ Office

•    Prosecutor, Seoul High Prosecutors’ Office

•    Senior Counsel, Law Firm Kim¸Choi & Lim

		Legal Expert	Outside Director

(2) Independence of Audit Committee

The Audit Committee is established within the Board of Directors a and members of the audit committee are appointed at the shareholders’ meeting. The Audit Committee is composed of four Outside Directors. Among the members, Dae-Geun Park is the financial expert. The Audit Committee performs its duties and accounting work independently. If necessary, the Audit Committee and its members have the right to report on the company’s business and investigate the company’s financial status.

(3) Major Activities of the Audit Committee (Auditor)

Order	Date	Subject	Result of Discussion
1st	2015.2.23	Report on operational condition of the internal accounting management system	Original proposal received
		Audit committee’s report on operational condition of internal accounting management system	Original proposal approved
		Report of final audit for fiscal year 2014	Original proposal received
		Report on audit records for 2014 and audit plan for 2015	Original proposal received
2nd	2015.3.11	Report of result of shareholders’ meeting agenda and papers reporting research	Original proposal approved
		Audit report for the annual general meeting of shareholders for the 33rd term	Original proposal approved
		Evaluation report on operational status of internal compliance device of the audit committee	Original proposal approved
3rd	2015.3.27	Appointment of the chairman of Audit committee	Chairperson appointed
		Approval on remuneration for non-audit services of external auditors	Original proposal approved
		Approval of remuneration for non-audit service of independent auditor for consolidated company for the Fiscal year 2015	Original proposal approved
4th	2015.4.23	Report of financial statements(separate and consolidated) of the 1Q 2015	Original proposal received
		Report on filing of Form 20-F for consolidated operational condition of internal accounting management system for fiscal year 2014	Original proposal received
		Approval of remuneration for non-audit service of independent auditor for consolidated company fot the Fiscal year 2015	Original proposal approved
5th	2015.7.23	Report of final audit for for the first half of fiscal year 2015	Original proposal received
		Report of audit performance for the first half of fiscal year 2015 and audit plan for second half of fiscal year 2015	Original proposal received
		Report of financial statements(separate and consolidated) of the 1H 2015	Original proposal received
6th	2015.10.26	Approval of remuneration for non-audit service of independent auditor for KT and consolidated company for the Fiscal year 2015	Original proposal approved
		Report of financial statements(separate and consolidated) of the 3Q 2015	Original proposal received

3. Matters on Shareholder’s Exercise of Voting Rights

(1) Adoption of Cumulative Voting System

Cumulative voting system was introduced following the completion of the privatization process in 2002.

(2) Adoption of the Written Voting System or Electronic Voting

Written voting system was adopted pursuant to the amendment of the Articles of Incorporation at the 23rd General Meeting of Shareholders (March 11, 2005).

4. Equity Investments (Consolidated Subsidiaries)

[As of December 31, 2015]							(Units: In Share, Won million, %)
Name of Company or Item	Beginning Balance			Increase (Decrease)			Ending Balance			Financial Facts (Latest fiscal year)
	Number of Shares	Equity Ratio	Book Value	Acquisition (disposal)		Change in Valuation	Number of Shares	Equity Ratio	Book Value	Total Assets	Net Profits
				Shares	Amounts
KT Powertel Co. Ltd.	7,771,418	44.8%	37,419	—	—	—	7,771,418	44.8%	37,419	113,515	-32,417
KT Linkus co., Ltd.	2,941,668	93.8%	6,282	103,564	306	—	3,045,232	87.2%	6,588	77,141	3,449
KT Submarine	8,085,000	36.9%	24,370	—	—	—	8,085,000	36.9%	24,370	160,314	4,145
KT Capital Co., Ltd.	23,117,747	83.6%	172,434	-23,117,747	-172,434	—	—	—	—	1,855,095	16,190
KT Rental Co., Ltd.	5,698,768	58.0%	156,957	-5,698,768	-156,957	—	—	—	—	2,582,392	-877
KT Telecop Co. Ltd.	5,765,911	86.8%	26,045	—	—	—	5,765,911	86.8%	26,045	269,191	-7,593
KTCS	3,177,426	7.4%	6,427	—	—	—	3,177,426	7.4%	6,427	206,664	7,910
KTIS	10,196,190	29.3%	30,633	—	—	—	10,196,190	29.3%	30,633	211,164	15,041
KT Skylife	23,908,000	50.0%	311,696	—	—	—	23,908,000	50.0%	311,696	698,265	74,443
kt service nambu	—	—	—	476,094	7,089	—	476,094	67.3%	7,089	16,082	-4,630
kt service bukbu	—	—	—	531,127	10,155	—	531,127	76.4%	10,155	20,729	-5,055
Softnix Co.Ltd.	360,000	77.4%	1,810	-360,000	-1,810	—	—	—	—	72	-99
KT New Business Investment Fund No.1	200	90.9%	20,112	-120	-12,000	—	80	90.9%	8,112	1,052	279
KT Data System Co., Ltd.	2,400,000	95.3%	19,616	—	—	—	2,400,000	95.3%	19,616	152,230	12,372
KT Capital Media Contents Investment Fund No. 2	3,043	43.5%	3,045	-1,704	-1,704	—	1,339	43.5%	1,341	1,606	-100
KT Estate	15,848,819	100.0%	1,084,522	—	—	—	15,848,819	100.0%	1,084,522	1,534,154	21,642
KT Strategic Investment Fund No. 1	200	90.9%	20,000	—	—	—	200	90.9%	20,000	11,717	-480
SkylifeTV co., Ltd.	6,000,000	14.8%	3,000	—	—	—	6,000,000	14.8%	3,000	55,140	1,209
Korea HD Broadcasting	3,774,000	51.0%	18,870	—	—	—	3,774,000	51.0%	18,870	23,063	-2,444
BC card	3,059,560	69.5%	633,004	—	—	—	3,059,560	69.5%	633,004	2,890,598	202,410
Enswers	17,861	35.5%	5,330	-17,861	-5,330	—	—	—	—	5,886	-1,001
Centios	1,066,668	82.8%	13,984	—	—	-13,984	1,066,668	82.8%	—	9,478	-4,519
H&C Network	8,903	1.0%	848	—	—	—	8,903	1.0%	848	89,272	682
Ustream Korea	683,165	51.0%	—	-683,165	—	—	—	—	—	70	918
KT innoedu	1,749,000	48.4%	—	3,641,980	5,539	—	5,390,980	95.6%	5,539	5,857	-4,257
KT Hitel	22,750,000	63.7%	120,078	—	—	—	22,750,000	63.7%	120,078	235,757	7,258
KT Commerce, Inc.	266,000	19.0%	1,782	—	—	—	266,000	19.0%	1,782	158,042	5,775
KT mhows Co., Ltd.	510,000	51.0%	3,344	—	—	—	510,000	51.0%	3,344	25,093	1,728
KT M&S Co., Ltd.	47,400,000	100.0%	124,564	—	—	—	47,400,000	100.0%	124,564	256,246	-18,776
KT Music Co., Ltd.	20,904,514	50.0%	37,417	—	—	—	20,904,514	50.0%	37,417	90,518	3,446
Nasmedia Co., Ltd	3,742,406	45.4%	23,051	—	—	—	3,742,406	45.4%	23,051	141,733	9,916
KT media hub	1,000,000	100.0%	80,000	-1,000,000	-80,000	—	—	—	—	172,621	14,054
KT Sat	10,000,000	100.0%	390,530	—	—	—	10,000,000	100.0%	390,530	679,959	23,573
BestPartners	300,000	100.0%	1,500	-300,000	-1,500	—	—	—	—	120	-58
KT Strategic Investment Fund No. 2	100	90.9%	10,000	100	10,000	—	200	90.9%	20,000	19,712	-583
T-On telecom	2,120,000	100.0%	1,400	-2,120,000	-1,400	—	—	—	—	1,293	-76
KT -Music Contents Investment fund no.1	2,450,000,000	23.3%	2,450	—	—	—	2,450,000,000	23.3%	2,450	10,206	-111
KT Sprorts	1,200,000	60.0%	6,000	120,000	600	—	1,320,000	66.0%	6,600	15,341	-3,836
KT -Michigan Global Contents Fund	3,140	49.1%	3,140	—	—	—	3,140	49.1%	3,140	5,401	-209

Autopion	400,000	100.0%	2,000	—	—	—	400,000	100.0%	2,000	7,102	869
KT M mobile	—	—	—	20,000,000	100,000	—	20,000,000	100.0%	100,000	64,756	-36,725
Kt investment.inc	—	—	—	4,000,000	20,000	—	4,000,000	100.0%	20,000	18,920	1
Korea Telecom America, Inc.	6,000	100.0%	4,064	—	—	—	6,000	100.0%	4,064	6,016	156
Korea Telecom Japan Co., Ltd.	42,676	100.0%	17,976	-35,992	4,891	—	6,684	100.0%	22,867	13,889	-248
Korea Telecom China Co., Ltd.	—	100.0%	2,160	—	—	—	—	100.0%	2,160	909	-95
Super iMax	—	—	—	—	4,464	—	—	10.5%	4,464	14,962	-2,220
KT Dutch B.V.	216,437	100.0%	51,383	—	—	—	216,437	100.0%	51,383	29,402	118
PT.KT Indonesia	198,000	99.0%	108	—	—	—	198,000	99.0%	108	22	-9
kt Belgium	66,049,999	99.9%	69,461	—	—	—	66,049,999	99.9%	69,461	77,058	-127
KT ORS	1,829,999	99.9%	1,961	—	—	—	1,829,999	99.9%	1,961	1,996	-75
KBTO	30	60.0%	483	—	—	—	30	60.0%	483	1,471	-328

VI. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

1. Directors

Name	Position	Director Since	Date of Birth	Expiration of Term of Office
Inside Directors (1)
Chang-Gyu Hwang	Chief Executive Officer	January 2014 (2)	January 23, 1953	2017 AGM
Heon Moon Lim	Senior Executive Vice President	March 2014	November 15, 1960	2016 AGM
Jeong Tae Park	Senior Executive Vice President	March 2015	December 10, 1959	2016 AGM
Outside Directors (1)
Do Kyun Song	Chairperson of the Board of Directors, Advisor, Bae, Kim & Lee LLC	March 2013	September 20, 1943	2016 AGM
Sang Kyun Cha	Professor, Department of Electrical and Computer Engineering, Seoul National University	March 2013	February 19, 1958	2016 AGM
Jong-Goo Kim	Of Counsel, New Dimension Law Group	March 2014	July 7, 1941	2017 AGM
Chu-Hwan Yim	Honorary President, Korean Institute of Communications and Information Sciences	March 2014	February 9, 1949	2016 AGM
Suk-Gwon Chang	Professor, Department of Business Administration, Hanyang University	March 2014	February 21, 1956	2018 AGM
Dae-Keun Park	Professor, Department of Economics and Finance, Hanyang University	March 2014	March 15 1958	2017 AGM
Dong-Wook Chung	Senior Counsel, Law Firm Kim¸Choi & Lim	March 2015	August 22, 1949	2018 AGM
Daiwon Hyun	Chairman, Korea Digital Content Industry Forum	March 2015	August 1, 1964	2018 AGM

(1)	All of our inside and outside directors beneficially own less than one percent of the issued shares of KT Corporation in the aggregate.
(2)	On November 12, 2013, Mr. Suk-Chae Lee resigned from his position as the President and Chief Executive Officer of KT Corporation. Mr. Chang-Gyu Hwang’s appointment as the new Chief Executive Officer was approved at an extraordinary general meeting of shareholders held on January 27, 2014.

2. Senior Management

Name (1)	Title and Responsibilities	Current Position Held Since	Years with the Company	Date of Birth
Hyeon-Mo Ku	Senior Executive Vice President, Chief Operating Office	December 2015	29	January 13, 1964
Ki-Chul Kim	Senior Executive Vice President, Chief of Marketing Office	December 2014	11	January 1, 1955
In-Hoe Kim	Senior Executive Vice President, CEO Office	December 2015	2	June 25, 1964
Cheol-Soo Kim	Senior Executive Vice President, Chief of Marketing Office, Customer Business Group	December 2015	2	February 7, 1963
Kyu-Taek Nam	Senior Executive Vice President, Chief Operating Office, Corporate Management Group, Human Resources Office	December 2015	30	February 6, 1961
Soo-Ho Maeng	Senior Executive Vice President, Corporate Relationship Group	December 2015	20	October 16, 1959
Kyu-Shik Shin	Senior Executive Vice President, Enterprise Sales Business Group	December 2014	4	June 7, 1957
Seong-Mook Oh	Senior Executive Vice President, Network Group	January 2014	30	August 20, 1960
Kyoung-Lim Yun	Senior Executive Vice President, Future Convergence Strategy Office	December 2014	6	June 14, 1963

Name (1)	Title and Responsibilities	Current Position Held Since	Years with the Company	Date of Birth
Dong-Myun Lee	Senior Executive Vice President, Institute of Convergence Technology	January 2014	24	October 15, 1962
Mun-Whan Lee	Senior Executive Vice President, Enterprise Business Group	December 2015	27	October 1, 1963
In-Sung Jun	Senior Executive Vice President, Corporate Relationship Group	January 2014	33	October 9, 1958
Kook-Hyun Kang	Executive Vice President, Chief of Marketing Office, Marketing Group	December 2015	27	September 8, 1963
Jae-Hyeon Kim	Executive Vice President, Chief of Marketing Office, Customer Business Group, Southern Seoul Sales Headquater	December 2014	19	September 26, 1962
Hyoung-Wook Kim	Executive Vice President, Platform Business Planning Office	December 2015	18	April 24, 1963
Sang-Bong Nam	Executive Vice President, Chief Operating Office, Strategy & Planning Group, Legal Office	January 2014	3	October 19, 1963
Yoon-Young Park	Executive Vice President, Enterprise Business Group, Enterprise Consulting Business Unit	June 2015	20	April 18, 1962
Heon-Yong Park	Executive Vice President, Corporate Relationship Group, Corporate Relationship & Cooperation Office	December 2014	21	August 15, 1961
Hee-Kyoung Song	Executive Vice President, Platform Business Planning Office, GiGA IoT Business Unit	December 2015	3	July 24, 1964
Kwang Suk Shin	Executive Vice President, Chief Operating Office, Strategy & Planning Group, Financial Office	December 2014	27	January 5, 1960
Soo-Jung Shin	Executive Vice President, Chief Operating Office, IT Office	December 2015	2	August 10, 1965
Jong-Jin Yoon	Executive Vice President, Public Relations Office	December 2015	1	February 9, 1964
Cha-Hyun Yoon	Executive Vice President, Network Group, Gangbuk Network Operation Business Unit	December 2014	30	December 2, 1961
Dae-San Lee	Executive Vice President, Chief Operating Office, Corporate Management Group	December 2014	28	January 10, 1961
Dong-Su Yi	Executive Vice President, Chief Operating Office, Marketing Group, IMC Business Unit	October 2015	1	August 26, 1961
Cheol-Gyu Lee	Executive Vice President, Network Group, Gangbuk Network Operation Business Unit	December 2015	30	August 24, 1960
Pill-Jai Lee	Executive Vice President, Chief Operating Office, Marketing Group, Marketing Strategy Business Unit	December 2015	28	October 3, 1961
Tae-Sung Lim	Executive Vice President, Global Business Unit	December 2014	25	March 4, 1963
Hong-Beom Jeon	Executive Vice President, Institute of Convergence Technology, Infra Institute	January 2014	24	October 3, 1962
Yeong-Ik Choi	Executive Vice President, Corporate Relationship Group, Support Office	September 2014	21	January 5, 1961
Myung-Beom Pyun	Executive Vice President, Chief Operating Office, Customer Business Group, Busan Sales Headquarter	December 2014	19	June 19, 1960
Won-Sic Hahn	Executive Vice President, Chief Operating Office, Strategy & Planning Group, SCM Strategy Office	December 2015	31	October 26, 1960
In-Sik Kang	Senior Vice President, Chief of Marketing Office, Marketing Group, Media Contents Department	December 2015	8	March 27, 1960
Ki-Young Ko	Senior Vice President, Network Group, Global Technology Consulting Unit	January 2014	24	October 20, 1963
Yoon-Jeon Koh	Senior Vice President, Chief of Marketing Office, Marketing Group, Customer Analysis Office	December 2015	20	July 12, 1967
Dae-Gi Gong	Senior Vice President, Chief of Marketing Office, Customer Business Group, Gangwon Sales Headquarter	December 2014	29	March 13, 1960
Min-Yong Kwon	Senior Vice President, Chief of Marketing Office, Customer Business Group, Jeonnam Sales Headquarter	December 2015	23	September 20, 1966
Kyoung-Il Kim	Senior Vice President, Chief of Marketing Office, Customer Business Group, Daegu Sales Headquarter	March 2015	19	May 25, 1967
Ki-Taek Kim	Senior Vice President, Chief of Marketing Office, Marketing Group, GiGA Business Unit	December 2015	17	August 2, 1965

Name (1)	Title and Responsibilities	Current Position Held Since	Years with the Company	Date of Birth
Dong-Sik Kim	Senior Vice President, Chief Operating Office, Strategy & Planning Group, Financial Office, Cost Innovation Department	December 2015	25	October 18, 1966
Man-Sik Kim	Senior Vice President, Corporate Relationship Group, Corporate Relations Planning Office, Fair Competition Department	January 2014	10	April 9, 1967
Bong-Gyun Kim	Senior Vice President, Chief of Marketing Office, Customer Business Group, Biz Business Department	December 2015	19	October 3, 1972
Seong-Hoon Kim	Senior Vice President, Future Convergence Business Office, Smart Energy Business Unit	December 2014	2	September 29, 1964
Young-Myoung Kim	Senior Vice President, Future Convergence Strategy Office, Creative Economy Initiative Unit	December 2015	27	November 13, 1961
Young-Sik Kim	Senior Vice President, Network Group, Field Support Unit	December 2015	26	March 15, 1961
Young-Ho Kim	Senior Vice President, Chief of Marketing Office, Customer Business Group, Sales Business Unit	December 2015	19	September 3, 1966
Weon-Kyung Kim	Senior Vice President, CEO Office 1st Department	December 2015	25	June 15, 1963
Yi-Shik Kim	Senior Vice President, Platform Business Planning Office, Big Data Center	December 2014	3	October 16, 1968
June-Keun Kim	Senior Vice President, Chief Operating Office, IT Office, Corporate Service Department	December 2015	6	November 12, 1966
Jin-Chul Kim	Senior Vice President, Chief of Marketing Office, Customer Business Group, Customer Planning Business Unit	December 2014	26	May 25, 1962
Tae-Gyun Kim	Senior Vice President, Future Convergence Strategy Office, Future Business Development Unit, Smart Connectivity Business Department	December 2015	21	May 6, 1971
Hyung-Joon Kim	Senior Vice President, Network Group, Pyung-Chang Olympic Initiation Unit	December 2014	20	November 2, 1963
Hoon-Bae Kim	Senior Vice President, Platform Business Planning Office, Platform Service Business Unit	December 2015	20	December 13, 1963
Hee-Su Kim	Senior Vice President, Economics & Management Research Institute	December 2014	5	October 15, 1962
Ki-Jong Moon	Senior Vice President, Enterprise Business Group, Enterprise Business Performing Unit	December 2014	38	September 30, 1957
Jung-Yong Moon	Senior Vice President, Chief Operating Office, Corporate Management Group, Corporate Culture Office	December 2015	22	August 24, 1962
Ho-Won Moon	Senior Vice President, Network Group, Busan Network Operation & Maintenance Headquarter	April 2014	29	January 7, 1959
Kyeong-Weon Park	Senior Vice President, Chief of Marketing Office, Customer Business Group, Support Unit	December 2014	27	June 25, 1963
Dae-Su Park	Senior Vice President, Economics & Management Research Institute	December 2014	27	October 28, 1963
Dong-Seope Park	Senior Vice President, Enterprise Business Group, Enterprise Business Service Delivery Business Unit	December 2015	30	November 5, 1961
Byung-Sam Park	Executive Vice President, Chief Operating Office, Strategy & Planning Group, Legal Office, Legal 1st Department	April 2014	3	October 13, 1966
Sang-Hoon Park	Senior Vice President, Network Group, Field Support Unit, Mobile Access Network Quality Department	December 2014	26	September 29, 1962
Jae-Yoon Park	Senior Vice President, Network Group, Busan Network Operation & Maintenance Headquarter	December 2015	30	December 18, 1960
Jong-Ryeol Park	Senior Vice President, Chief Operating Office, Strategy & Planning Group, SCM Strategy Office, SCM Strategy Department	December 2015	29	March 14, 1963
Jong-Ook Park	Senior Vice President, Chief Operating Office, Strategy & Planning Group, Strategy & Planning Office	December 2014	23	January 24, 1962
Jong-Jin Barg	Senior Vice President, Chief of Marketing Office, Customer Business Group, Chungbuk Sales Headquarter	December 2014	24	August 14, 1963
Hyeong-Chul Park	Senior Vice President, Chief of Marketing Office, Customer Business Group, Chungnam Sales Headquarter	December 2014	29	February 2, 1962

Name (1)	Title and Responsibilities	Current Position Held Since	Years with the Company	Date of Birth
Gyu-Tae Baek	Senior Vice President, Institute of Convergence Technology, Service Institute	December 2015	20	March 3, 1959
Sang-Wook Seo	Senior Vice President, Chief Operating Office, Strategy & Planning Group, Strategy & Planning Office, Strategy Investment Department	June 2014	4	January 26, 1972
Chang-Seok Seo	Senior Vice President, Network Group, Network Strategy Business Unit	December 2014	22	July 5, 1967
Sook-Kyung Sung	Senior Vice President, Institute of Convergence Technology, Infra Office, IPR Department	January 2014	16	November 18, 1964
Kyung-Min Song	Senior Vice President, CEO Office, Group Relations Unit	December 2015	21	November 25, 1963
Jae-Ho Song	Senior Vice President, Future Convergence Strategy Office, Future Business Development Unit	July 2015	23	March 26, 1966
Keum-Seok Shin	Senior Vice President, CEO Office, Corporate Audit Department	December 2014	26	February 18, 1965
Hyun-Sam Shin	Senior Vice President, Chief Operating Office, Corporate Management Group, Group Human Development Academy, Educational Dispatch	February 2016	25	November 12, 1962
Hyun-Yok Sheen	Senior Vice President, Chief Operating Office, Corporate Management Group, Management Support Office	January 2014	22	August 25, 1968
Sang-Keun Ahn	Senior Vice President, Chief of Marketing Office, Customer Business Group, Northern Seoul Sales Headquarter	December 2014	17	September 10, 1962
Sung-Kyu Yang	Senior Vice President, Chief of Marketing Office, Customer Business Group	December 2015	28	March 14, 1962
Man-Soo Oh	Senior Vice President, Chief of Marketing Office, Customer Business Group, Jeonbuk Sales Headquarter	December 2014	28	February 9, 1961
Mi-Na Oh	Senior Vice President, Chief Operating Office, Corporate Management Group, Group Human Development Academy, Educational Dispatch	February 2016	22	April 11, 1969
Young-Ho Oh	Senior Vice President, Corporate Relationship Group, Cooperation Office	December 2015	18	September 16, 1962
Jeong-Min Woo	Senior Vice President, Chief Operating Office, IT Office, Future System Development Unit	December 2014	21	February 25, 1964
Sang-Kyu Yoo	Senior Vice President, Chief of Marketing Office, Customer Business Group, Chungnam Sales Headquarter	December 2015	19	September 22, 1962
Yang-Hwan Ryoo	Senior Vice President, Future Convergence Strategy Office, Smart Energy Business Unit	December 2015	37	October 12, 1958
Hee-Kwan Ryu	Senior Vice President, Chief of Marketing Office, Marketing Group, Media Business Unit	December 2015	22	July 2, 1962
Kyung-Keun Yoon	Senior Vice President, CEO Office, 2nd Department	December 2014	19	January 14, 1963
Hye-Jeong Yun	Senior Vice President, Platform Business Planning Office, Big Data Center	December 2015	25	June 12, 1966
Kang-Soo Lee	Senior Vice President, Chief Operating Office, IT Office, IT Strategy Department	December 2015	20	January 10, 1967
Kyung-Joon Lee	Senior Vice President, Chief Operating Office, Strategy & Planning Group, Procurement Cooperation Office	December 2014	24	June 2, 1963
Kong-Hwan Lee	Senior Vice President, Chief Operating Office, Corporate Management Group, Human Resources Office	December 2014	21	September 20, 1966
Mi-Hyang Lee	Senior Vice President, Future Convergence Strategy Office, Future Business Development Unit, Future Business Development TF	December 2015	26	January 26, 1965
Sang-Yong Lee	Senior Vice President, Enterprise Business Group, Enterprise Consulting Business Unit, Convergence ICT Consulting Department	December 2014	5	December 23, 1967
Sun-Woo Lee	Senior Vice President, Chief of Marketing Office, Marketing Group, Enterprise Solution Business Unit	December 2014	25	January 17, 1966

Name (1)	Title and Responsibilities	Current Position Held Since	Years with the Company	Date of Birth
Sung-Q Lee	Senior Vice President, Chief Operating Office, Corporate Management Group, Management Support Office, Labor Relations 1st Department	December 2014	26	December 24, 1965
Seong-Choon Lee	Senior Vice President, Institute of Convergence Technology, Service Institute	January 2014	30	March 28, 1960
Seung-Yong Lee	Senior Vice President, Corporate Relationship Group, Corporate Relations Planning Office	December 2015	23	May 18, 1964
Chang-Geun Lee	Senior Vice President, Chief Operating Office, Corporate Management Group, Group Human Development Academy, Educational Dispatch	February 2016	24	December 11, 1967
Han-Sup Lee	Senior Vice President, Chief Operating Office, Strategy & Planning Group, Procurement Cooperation Office	February 2015	19	March 6, 1966
Hyon-Seog Lee	Senior Vice President, Chief of Marketing Office, Customer Business Group, Customer Planning Business Unit	December 2015	24	March 10, 1962
Hyeon-Seuk Lee	Senior Vice President, Chief of Marketing Office, Marketing Group, Device Business Unit	December 2014	19	November 12, 1966
Hong-Jae Lee	Senior Vice President, Chief of Marketing Office, Customer Business Group, Biz Business Department	December 2014	30	August 29, 1962
Sang-Kwi Chang	Senior Vice President, Chief Operating Office, Strategy & Planning Group, Legal Office, Legal 2nd Department	May 2014	2	July 12, 1968
Jae-Ho Jang	Senior Vice President, Chief Operating Office, IT Office, IT Strategy Department	December 2014	2	July 12, 1962
Hee-Youp Chang	Senior Vice President, Chief of Marketing Office, Customer Business Group, Western Seoul Sales Headquarter	December 2014	30	October 1, 1959
Kyung-Hye Chun	Senior Vice President, BC card	June 2015	30	August 8, 1961
Young-Suk Jeon	Senior Vice President, Global Business Unit, GPG Master-PM	February 2015	23	December 14, 1963
Yoon-Sik Jeong	Senior Vice President, Enterprise Business Group, Enterprise Consulting Business Unit	December 2014	7	September 30, 1964
Jun-Su Jeong	Senior Vice President, CEO Office, Ethics Center	December 2015	24	November 2, 1962
Hyun-Meen Jung	Senior Vice President, Network Group, Field Support Unit, Core Net Support Department	December 2015	30	November 5, 1960
Hwa Jung	Senior Vice President, Chief Operating Office, Corporate Management Group, Human Resources Office	December 2014	26	August 10, 1964
Wha-Joon Cho	Senior Vice President, BC card	August 2015	17	February 24, 1957
Young-Min Choi	Senior Vice President, Chief Operating Office, Corporate Management Group, Group Human Development Academy,	January 2015	1	September 8, 1961
Han-Kyu Choi	Senior Vice President, Network Group, Network Operation & Maintenance Unit	December 2015	29	September 1, 1960
Sang-Hyun Han	Senior Vice President, Enterprise Business Group, Public Customer Business Unit	December 2015	29	April 2, 1963
Gyung-Pyo Hong	Senior Vice President, Institute of Convergence Technology, Convergence Laboratory	December 2014	29	June 10, 1962

(1)	All of our executive officers beneficially own less than one percent of the issued shares of KT Corporation in the aggregate

3. Current Status of Employees

	(Unit: Persons, Years, Won million)
Type	Number of Employees			Average Years in Continuous Service	Total Payroll	Average Payroll per Person	Note
	General	Other	Total
Total	22,950	581	23,531	19.3	1,632,941	73

➢	Number of employees as of December 31, 2015 (excluding executive directors).

➢	Average years in continuous services: Calculated using aggregate years of service of employees as of December 31, 2015 divided by number of employees as of December 31, 2015.

➢	Average payroll per person: Calculated using yearly average number of employees (22,255 employees).

4. Remuneration to Executive Officers

(1)	Remuneration paid to Directors (including Outside Directors) and Members of the Audit Committee (Auditors)

	(Unit: Won million)
Category	Total Amount Paid	Amount Approved by the General Meeting of Shareholders	Average Amount Paid per Person	Fair Value of Stock Option	Weight	Reference
3 Inside Directors	2,298	5,900	766	—	—	—
8 Outside Directors	649		81	—	—	—

➢	The total amount paid and the average amount paid per person include the compensation for directors who resigned in 2015.

➢	The amount paid for Inside directors includes retirement benefits for directors who resigned in 2015.

(2) Grant and Exercise of Stock Option

*	Not applicable as of December 31, 2015.